Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2013 and 2012 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting  (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).  In addition, the following should be read in conjunction with the 2012 audited consolidated financial statements, the related MD&A and the 2012 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com.  This MD&A contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained on page 37 of this MD&A. All figures are presented in United States dollars unless otherwise noted.  This MD&A has been prepared as of November 8, 2013.

Highlights

•
Record attributable silver equivalent production for the three and nine months ended September 30, 2013 of 8.9 million ounces (6.8 million ounces of silver and 34,800 ounces of gold) and 25.9 million ounces (19.5 million ounces of silver and 108,600 ounces of gold), respectively, representing an increase of 17% and 23% over the comparable periods in 2012.

•
Attributable silver equivalent sales for the three and nine months ended September 30, 2013 of 7.8 million ounces (5.7 million ounces of silver and 35,300 ounces of gold) and 22.0 million ounces (16.8 million ounces of silver and 86,100 ounces of gold), respectively, representing an increase of 52% and 21% over the comparable periods in 2012, with ounces sold for the most recently completed nine month period representing a record for the Company.

•
Average realized sale price per silver equivalent ounce sold for the three and nine months ended September 30, 2013 of $21.26 ($21.22 per ounce of silver and $1,308 per ounce of gold) and $24.51 ($24.88 per ounce of silver and $1,417 per ounce of gold), representing a decrease of 32% and 21%, respectively, as compared to the comparable periods of 2012.

•
Revenue for the three and nine months ended September 30, 2013 of $166.4 million and $539.1 million, respectively, compared with $161.3 million and $562.3 million for the comparable periods in 2012, representing an increase of 3% during the three month period and a decrease of 4% during the nine month period as compared to the comparable periods in 2012.

•
Net earnings for the three and nine months ended September 30, 2013 of $77.1 million ($0.22 per share) and $281.6 million ($0.79 per share), respectively, compared with $119.7 million ($0.34 per share) and $408.3 million ($1.15 per share) for the comparable periods in 2012, representing a decrease of 36% and 31%, respectively.

•
Operating cash flows for the three and nine months ended September 30, 2013 of $118.7 million ($0.33 per share¹) and $409.5 million ($1.15 per share¹), respectively, compared with $128.7 million ($0.36 per share¹) and $465.4 million ($1.32 per share¹) for the comparable periods in 2012, representing a decrease of 8% and 12%, respectively.

•
On November 8, 2013, the Board of Directors declared a dividend in the amount of $0.09 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters operating cash flow. This dividend is payable to shareholders of record on November 27, 2013 and is expected to be distributed on or about December 11, 2013.

•
Average cash costs² for the three and nine months ended September 30, 2013 of $4.73 and $4.63 per silver equivalent ounce, respectively, compared with $4.16 and $4.10 per silver equivalent ounce, respectively, for the comparable periods in 2012.

•
Cash operating margin³ for the three and nine months ended September 30, 2013 of $16.53 and $19.88 per silver equivalent ounce, respectively, compared with $27.20 and $26.80 per silver equivalent ounce, respectively, for the comparable periods in 2012.

___________________________________
1 Refer to discussion on non-IFRS measure (i) on page 22 of this MD&A.
2 Refer to discussion on non-IFRS measure (ii) on page 23 of this MD&A.
3 Refer to discussion on non-IFRS measure (iii) on page 24 of this MD&A.

SILVER WHEATON 2013 THIRD QUARTER REPORT [1]

•
As at September 30, 2013, approximately 5.3 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.  This represents an increase of 0.3 million payable silver equivalent ounces during the three month period ended September 30, 2013.

•
As per Barrick Gold Corp.’s (“Barrick”) Q3 2013 MD&A, Barrick has decided to temporarily suspend construction activities at its Pascua-Lama project (“Pascua-Lama”), except those required for environmental protection and regulatory compliance, and to place the project on care and maintenance. Barrick also stated that the decision to re-start construction activities will depend on improved project economics such as go-forward costs, the outlook for metal prices, and reduced uncertainty associated with legal and other regulatory requirements. As a result of the suspension, Barrick no longer expects production by mid-2016.

•
On October 31, 2013, the Company announced that, as a result of Barrick’s decision to temporarily suspend construction activities at Pascua-Lama, the Company has amended its silver purchase agreement with Barrick. The amendment entails Silver Wheaton being entitled to 100% of the silver production from Barrick’s Lagunas Norte, Pierina and Veladero mines until the end of 2016 - an extension of one year, and extending the completion test deadline an additional year to December 31, 2017. As a reminder, if the requirements of the completion test have not been satisfied by the amended completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for any silver delivered up to that date.

•
On November 4, 2013, the Company announced that it had amended its precious metal purchase agreement with Hudbay Minerals Inc. (“Hudbay”) to include the acquisition of an amount equal to 50% of the gold production from its Constancia project in Peru for the life of mine.

Overview

Silver Wheaton Corp. is a mining company which generates its revenue primarily from the sale of silver and gold.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange and trades under the symbol SLW.

To date, the Company has entered into 20 long-term purchase agreements associated with silver and/or gold (“precious metal purchase agreements”), relating to 23 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the three months ended September 30, 2013, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.13 and $386, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

Outlook

Silver Wheaton is the largest precious metals streaming company in the world.  Based upon its current agreements, forecast 2013 attributable production is approximately 33.5 million silver equivalent ounces, including 145,000 ounces of gold.  As per the Company’s November 4, 2013 press release, the Company has revised 2017 annual attributable production guidance to reflect recent developments, including a delay at Barrick's Pascua Lama project, partially offset by the addition of gold from Constancia.  2017 guidance is now forecast to be approximately 42.5 million silver equivalent ounces, including 210,000 ounces of gold. Growth from 2013 to 2017 is driven by the Company’s portfolio of low-cost and long-life assets, including the recently acquired gold streams on Vale S.A.’s (“Vale”) Salobo and Sudbury mines in addition to the silver and gold stream on Hudbay’s Constancia project.

The $62 million of cash and cash equivalents as at September 30, 2013 combined with the liquidity provided by the available credit under the $1 billion Revolving Facility and ongoing operating cashflows positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2013 THIRD QUARTER REPORT [2]

Silver and Gold Interests

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration 1		Attributable Production to be Purchased		Term of Agreement	Date of Contract
					Silver	Gold
San Dimas	Primero 2	Mexico	$189,799	3	100% 2	-	Life of Mine	15-Oct-04
Yauliyacu	Glencore	Peru	$285,000		100% 4	-	20 years	23-Mar-06
Peñasquito	Goldcorp	Mexico	$485,000		25%	-	Life of Mine	24-Jul-07
Minto	Capstone	Canada	$54,805	5	100%	100% 6	Life of Mine	20-Nov-08
777	Hudbay	Canada	$455,100		100%	100%/50% 7	Life of Mine	8-Aug-12
Salobo	Vale	Brazil	$1,330,000	8	-	25%	Life of Mine	28-Feb-13
Sudbury	Vale	Canada	$623,572	9	-	70%	20 years	28-Feb-13
Barrick			$625,000
Pascua-Lama	Barrick	Chile/Argentina			25%	-	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru			100%	-	6 years 10	8-Sep-09
Pierina	Barrick	Peru			100%	-	6 years 10	8-Sep-09
Veladero	Barrick	Argentina			100% 11	-	6 years 10	8-Sep-09
Other			$1,094,028
Los Filos	Goldcorp	Mexico	$4,463	3	100%	-	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$77,866		100%	-	Life of Mine	8-Dec-04
Stratoni	Eldorado Gold 12	Greece	$57,500		100%	-	Life of Mine	23-Apr-07
Cozamin	Capstone	Mexico	$41,959	5	100%	-	10 years	4-Apr-07
Neves-Corvo	Lundin	Portugal	$35,350	5	100%	-	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$2,451	5	100%	-	50 years	5-Jun-07
Mineral Park	Mercator	United States	$42,000		100%	-	Life of Mine	17-Mar-08
Campo Morado	Nyrstar NV	Mexico	$79,250		75%	-	Life of Mine	13-May-08
Keno Hill	Alexco	Canada	$50,000		25%	-	Life of Mine	2-Oct-08
Rosemont	Augusta	United States	$230,000	13	100%	100%	Life of Mine	10-Feb-10
Loma de La Plata	Pan American	Argentina	$43,289	14	12.5%	-	Life of Mine	n/a 15
Constancia	Hudbay	Peru	$429,900	16	100%	50% 17	Life of Mine	8-Aug-12

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Until August 6, 2014, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Primero will deliver a per annum amount to  Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

3)
As more fully described in the San Dimas section on page 4 of this MD&A, on August 6, 2010, Goldcorp completed the sale of the San Dimas mine, which was part of the Luismin mining operations (“Luismin”), to Primero.  The original cost of Luismin was allocated to San Dimas and Los Filos based on the estimated fair values of these silver interests as at August 6, 2010.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.

5)	Comprised of the value allocated to the silver and gold interests upon the Company’s acquisition of Silverstone Resources Corp., which was closed on May 21, 2009 (the “Silverstone Acquisition”).
6)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
7)
Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay’s 777 mine until Hudbay’s Constancia project satisfies a completion test, or the end of 2016, whichever is later.  At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the life of the mine.

8)	Does not include the contingent payment related to the Salobo mine expansion (see the Other Contractual Obligations and Contingencies section of this MD&A).
9)	Comprised of a $570 million upfront cash payment plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years.
10)	Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2016.
11)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
12)	95% owned by Eldorado Gold Corporation.
13)
Currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

14)
Comprised of $10.9 million allocated to the silver interest upon the Silverstone Acquisition in addition to a contingent liability of $32.4 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

15)	Definitive terms of the agreement are in the process of being finalized.
16)
Comprised of $169.9 million which has been paid to date, with further payments of $125 million and $135 million to be made once $1 billion and $1.35 billion, respectively, in capital expenditures have been incurred.

17)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

SILVER WHEATON 2013 THIRD QUARTER REPORT [3]

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin mining operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”).  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following the closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning in the fifth year after closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

During the three months ended June 30, 2013, Primero achieved the 3.5 million ounce delivery threshold.  Accordingly, Silver Wheaton will receive 50% of the silver produced from San Dimas above such threshold until August 6, 2013.  During the three months ended September 30, 2013, there was approximately 0.7 million ounces produced from San Dimas in excess of the above noted threshold, of which Silver Wheaton received 50%.

As per Primero’s November 6, 2013 press release, expansion of the San Dimas mine from 2,150 tonnes per day (“TPD”) to 2,500 TPD is on track for commissioning during the first quarter of 2014.  At September 30, 2013, the expansion of the mill to 2,500 TPD was 70% complete.  Mine development to feed the mill also remains on track to be completed during the first quarter of 2014.  In addition, Primero continues to review the option to further expand the San Dimas mine to 3,000 TPD and will provide an update no later than mid-2014.

As of September 30, 2013, the Company has received approximately 55.4 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $774 million.  As at December 31, 2012, the San Dimas mine had proven and probable silver reserves of 39.4 million ounces and inferred silver resources of 64.6 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2013, representing the seven year anniversary, was 15.2 million ounces.  During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

Since mid-2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of the Doe Run Peru La Oroya smelter, historically the largest buyer of the silver bearing concentrate produced at the mine.  Since that time, alternative arrangements have been made by Glencore, though sales of the bulk concentrate continue to have an inconsistent delivery schedule.  As at September 30, 2013, approximately 1.6 million ounces of cumulative payable silver ounces have been produced at Yauliyacu but not yet delivered to the Company, representing an increase of 0.5 million payable silver ounces during the three month period ended September 30, 2013.

As of September 30, 2013, the Company has received approximately 18.7 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of approximately $282 million.  As at December 31, 2012, the Yauliyacu mine had proven and probable silver reserves of 12.7 million ounces and measured and indicated silver resources of 39.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

SILVER WHEATON 2013 THIRD QUARTER REPORT [4]

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine.

As stated in Goldcorp’s third quarter 2013 MD&A, water production at Peñasquito continued in line with Goldcorp’s expectations during the third quarter.  In addition, the year to date rainfall has already exceeded the annual average for Peñasquito, which should improve recharge in the basin over time. Goldcorp also stated that the Northern Well Field ("NWF") project continued on schedule and the final routing has been selected. Land access agreements continued as planned throughout the quarter and final engineering designs are essentially complete. Construction activities are planned to commence in the fourth quarter of 2013.

As at September 30, 2013, approximately 1.1 million ounces of cumulative payable silver ounces have been produced at Peñasquito but not yet delivered to the Company, representing an increase of 0.1 million payable silver ounces during the three month period ended September 30, 2013.

As of September 30, 2013, the Company has received approximately 17.9 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $431 million.  As at December 31, 2012, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 227.9 million ounces, measured and indicated silver resources was 63.1 million ounces and inferred silver resources was 9.9 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Minto

On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”).  As part of the Silverstone Acquisition, the Company acquired a precious metals purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.   The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As of September 30, 2013, the Company has received approximately 0.6 million ounces of silver and 95,000 ounces of gold related to the Minto mine under the agreement, generating cumulative operating cash flows of approximately $150 million.  As at December 31, 2012, Minto had proven and probable reserves of 2.2 million ounces of silver and 250,000 ounces of gold, measured and indicated resources of 4.3 million ounces of silver and 420,000 ounces of gold and inferred resources of 1.7 million ounces of silver and 180,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project which is located in Chile and Argentina, as well as 100% of the silver production from its Lagunas Norte mine and Pierina mine, which are both located in Peru, and its Veladero1 mine which is located in Argentina (collectively referred to as the “Barrick mines”) until the end of 2013.

As per Barrick’s third quarter 2013 MD&A, Barrick has decided to temporarily suspend construction activities at Pascua-Lama, except those required for environmental protection and regulatory compliance, and to place the project on care and maintenance.  As disclosed by Barrick, Barrick’s decision to re-start will depend on improved project economics such as go-forward costs, the outlook for metal prices, and reduced uncertainty associated with legal and other regulatory requirements. Barrick notes that the suspension could generate adverse reactions from governmental and regulatory authorities, contractors, and other stakeholders, which could have a negative impact on both Pascua-Lama itself and, in Argentina, Veladero.

As part of the original agreement, Barrick provided Silver Wheaton with a completion guarantee, requiring Barrick to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015, which was subsequently extended to December 31, 2016. During 2014 and 2015, Silver Wheaton was to be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. As a result of Barrick’s decision to temporarily suspend construction activities at Pascua-Lama, the Company has amended its silver purchase agreement with Barrick.  The amendment entails Silver Wheaton being entitled to 100% of the silver production from Barrick’s Lagunas Norte, Pierina and Veladero mines until the end of 2016 - an extension of one year.  In addition, Silver Wheaton has agreed to extend the completion test deadline an additional year to the end of December 31, 2017.  If the requirements of the completion guarantee have not been satisfied by the revised outside completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to that date.

1	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

SILVER WHEATON 2013 THIRD QUARTER REPORT [5]

Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s silver production attributable to Pascua-Lama is expected to average 9 million ounces annually.

As of September 30, 2013, the Company has received approximately 10.6 million ounces of silver related to the Barrick mines under the agreement, generating cumulative operating cash flows of approximately $254 million.  As at December 31, 2012, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 169.1 million ounces, measured and indicated silver resources was 46.3 million ounces and inferred silver resources was 4.0 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).  In addition, the Company’s estimated share of the proven and probable silver reserves contained in the Lagunas Norte, Pierina, and Veladero mines is 77.9 million ounces.

Update on Matters Relating to Project Development

i.	Pascua-Lama Challenge to SMA Regulatory Sanction

As per Barrick’s second quarter 2013 MD&A, in June 2013, a group of local farmers and indigenous communities challenged the resolution issued by Chile’s Superintendence of the Environment (Superintendencia del Medio Ambiente or “SMA”) in May 2013 (the “Resolution”). The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claims that the fine was inadequate and requests more severe sanctions against CMN, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project,  including the revocation of the Pascua-Lama project’s environmental permit. The SMA presented its defense of the Resolution in July 2013.

As per Barrick’s third quarter 2013 MD&A, in August, 2013, CMN joined as a party to this proceeding and has vigorously defended the Resolution. The hearing was held before the Environmental Court on September 4, 2013, and the decision of the Court is pending.

ii.	Pascua-Lama Environmental Damage Claim

As per Barrick’s second and third quarter 2013 MD&A, on September 23, 2013, CMN was formally notified that a group of local farmers filed an environmental damage claim against CMN in the Environmental Court, alleging that CMN has damaged glaciers located in the Pascua-Lama project area. The plaintiffs are seeking a court order requiring CMN to remedy the alleged damage and implement measures to prevent such environmental impact from continuing, including by halting construction of the Pascua-Lama project in Chile. CMN presented its defense on October 9, 2013.

iii.	Constitutional Protection Actions

As per Barrick’s third quarter 2013 MD&A, on September 25, 2013, the Chilean Supreme Court rejected the plaintiffs’ appeal and confirmed the July 15, 2013 decision of the Court of Appeals of Copiapo, which ruled that CMN must complete the Pascua-Lama project’s water management system in compliance with the environmental permit to the satisfaction of Chile’s environmental regulator, the SMA, before resuming construction activities in Chile.

Barrick also stated that it is aware of information indicating that, in September 2013, a new constitutional protection action was filed against CMN alleging that the company is conducting activities at the Pascua-Lama project that are not authorized by the July 15, 2013 decision of the Court of Appeals of Copiapo or the May 2013 resolution of the SMA (for more information on the SMA resolution see “Pascua-Lama SMA Regulatory Sanction” on page 6 of the Company’s second quarter 2013 MD&A). Barrick stated that it is also aware of information indicating that the action was referred to the Court of Appeals of Antofagasta, which admitted the case for review but declined to issue the preliminary injunction requested by the plaintiff. The challenged activities include the Pascua-Lama project’s environmental monitoring as well as the operation and maintenance of facilities in connection with the completion of the Pascua-Lama project’s water management system.  The plaintiff, a lawyer acting on her own behalf, alleges that these activities infringe her constitutional right to life and to live in an environment free of contamination. The relief sought in the action is the complete suspension of these activities and the adoption by the SMA of administrative measures to, among other things, inspect the works and commence sanction proceedings against CMN as appropriate. CMN has not yet been formally notified of the action. Barrick states that it intends to vigorously defend any such action.

SILVER WHEATON 2013 THIRD QUARTER REPORT [6]

777

On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. ("Hudbay") to acquire an amount equal to 100% of the life of mine silver and gold production from its currently producing 777 mine, located in Canada.  Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from 777.  The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As of September 30, 2013, the Company has received approximately 0.7 million ounces of silver and 78,000 ounces of gold related to the 777 mine under the agreement, generating cumulative operating cash flows of approximately $71 million.  As at December 31, 2012, the Company's share of 777's proven and probable reserves was 10.3 million ounces of silver and 520,000 ounces of gold and inferred resources was 0.8 million ounces of silver and 20,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  Silver Wheaton made a total upfront cash payment of $1.33 billion on March 12, 2013 and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of gold delivered.

Vale is in the process of expanding the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa. If the expansion to 24 Mtpa is not completed by December 31, 2016, Silver Wheaton would be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production. If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

As of September 30, 2013, the Company has received approximately 10,000 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $10 million.  As at December 31, 2012, the Company's 25% share of the Salobo proven and probable gold reserves was 3.4 million ounces, measured and indicated gold resources was 770,000 ounces and inferred gold resources was 370,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury mines”) for a period of 20 years.  Silver Wheaton made a total upfront cash payment on March 12, 2013 of $570 million plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65 per warrant, with a term of 10 years.  In addition, Silver Wheaton will make ongoing payments of the lesser of $400 per ounce of gold or the prevailing market price per ounce of gold delivered.

As at September 30, 2013, approximately 0.7 million cumulative payable silver equivalent ounces (approximately 11,100 cumulative payable ounces of gold) have been produced at Sudbury but not yet delivered to the Company, representing a decrease of 0.1 million payable silver equivalent ounces during the three month period ended September 30, 2013.

As of September 30, 2013, the Company has received approximately 10,800 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $10 million.  As at December 31, 2012, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 720,000 ounces, measured and indicated gold resources was 400,000 ounces and inferred gold resources was 190,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

SILVER WHEATON 2013 THIRD QUARTER REPORT [7]

Other

Other silver and gold interests consist of the following:

i.
As part of the agreement with Goldcorp to acquire silver from the Luismin mining operations, on October 15, 2004, the Company entered into an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in this MD&A and financial statements as part of the silver production and sales relating to San Dimas;

ii.
On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine;

iii.
On April 23, 2007, the Company entered into an agreement with European Goldfields Limited, which was acquired by Eldorado Gold Corporation (“Eldorado Gold”) on February 24, 2012, to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;

iv.
As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007;

v.
As part of the Silverstone Acquisition, the Company acquired an agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

vi.
As part of the Silverstone Acquisition, the Company acquired an agreement with I’M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007;

vii.
On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;

viii.
On May 13, 2008, the Company entered into an agreement with Farallon Mining Ltd., which was acquired by Nyrstar NV (“Nyrstar”) on January 5, 2011, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;

ix.
On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the Bellekeno mine;

x.
On February 10, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project (“Rosemont”) in the United States.  The Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine;

xi.
As part of the Silverstone Acquisition, the Company acquired an agreement with Aquiline Resources Inc., which was acquired by Pan American Silver Corp. (“Pan American”) on December 22, 2009, to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are in the process of being finalized.  The Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction; and

xii.	On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia project (“Constancia”) in Peru.

SILVER WHEATON 2013 THIRD QUARTER REPORT [8]

On November 4, 2013, the Company amended its agreement with Hudbay to include the acquisition of an amount equal to 50%1 of the life of mine gold production from Constancia.  Under the amended agreement, Silver Wheaton will pay Hudbay total cash consideration of $429.9 million, of which $169.9 million has been paid as at September 30, 2013, with additional payments of $125 million and $135 million to be made once capital expenditures of $1 billion and $1.35 billion, respectively, have been incurred at Constancia. Silver Wheaton has the option to make the $135 million payment in either cash or Silver Wheaton shares, with the number of shares to be determined at the time the payment is made2. In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver and gold delivered.  If the Constancia processing plant fails to achieve at least 90% of expected throughput and silver recovery by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of the upfront cash consideration relating to Constancia. In addition, Silver Wheaton will be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018. Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from Constancia.

As disclosed in Alexco’s September 23, 2013 press release, as a result of a decline in silver prices, operations at the Bellekeno mine were suspended in early September under the previously-announced winter suspension plan.  Alexco has previously stated that they plan to use the winter period to significantly restructure the underlying fixed costs at Keno Hill and plan to re-open the mine and mill after the winter, providing that the silver market has improved from current levels and that the underlying fixed costs related to Keno Hill have been reduced.

As per Mercator’s press release dated September 30, 2013, in light of the commodity price environment, capital market conditions and the challenges these pose for Mercator, Mercator’s board of directors has advanced and accelerated its ongoing process to review strategic alternatives.  In conjunction with this, pursuant to an amendment to the Mineral Park silver purchase agreement, Mercator exercised its option to defer delivery of 50% of the required silver deliveries for one year starting July 1, 2013.  All deferred silver will be delivered in equal installments over 18 months after the one year deferral period.  Mercator will compensate Silver Wheaton for any shortfall arising from a decrease in the silver spot price between the time of the original delivery date and the date of actual delivery, including a 12% annualized interest rate.  The amendment also grants Silver Wheaton a right of first refusal on any future precious metals streams relating to the El Creston project.  To September 30, 2013, Mercator has deferred delivery of approximately 59,000 ounces.

As of September 30, 2013, the Company has received approximately 39.6 million ounces of silver under these agreements, generating cumulative operating cash flows of approximately $731 million.

As at December 31, 20123, unless otherwise noted, these silver and gold interests had proven and probable reserves of 352.2 million ounces of silver and 490,000 ounces of gold, measured and indicated resources of 376.2 million ounces of silver and 260,000 ounces of gold and inferred resources of 209.5 million ounces of silver and 130,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

1	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
2
If Silver Wheaton shares are used, the number of common shares will be calculated based on the volume weighted average trading price of the Company on the Toronto Stock Exchange for the ten consecutive trading days immediately prior to the date the consideration is payable.

3	Mineral reserves and mineral resources are reported as of December 31, 2012, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 35 of this MD&A.

SILVER WHEATON 2013 THIRD QUARTER REPORT [9]

Long-Term Investments

The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes. The Company held the following investments as at September 30, 2013:

	September 30	December 31
(in thousands)	2013	2012
Common shares held	$58,643	$118,683
Warrants held	-	2,694
	$58,643	$121,377

Common Shares Held

	Sep 30, 2013	Three Months Ended Sep 30, 2013	Nine Months Ended Sep 30, 2013	Dec 31, 2012
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Fair Value
Bear Creek	$ 29,921	$ 8,470	$ (14,209)	$ 44,130
Revett	6,013	2,493	(8,811)	14,824
Sabina	10,011	(897)	(21,153)	31,164
Other	12,698	268	(15,867)	28,565
	$ 58,643	$ 10,334	$ (60,040)	$ 118,683

	Sep 30, 2012	Three Months Ended Sep 30, 2012	Nine Months Ended Sep 30, 2012
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI
Bear Creek	$ 50,026	$ 12,931	$ 3,855
Revett	18,915	1,591	(5,656)
Sabina	39,012	16,166	(5,165)
Other	38,804	11,359	3,906
	$ 146,757	$ 42,047	$ (3,060)

SILVER WHEATON 2013 THIRD QUARTER REPORT [10]

Warrants Held

	Sep 30, 2013	Three Months Ended Sep 30, 2013	Nine Months Ended Sep 30, 2013	Dec 31, 2012
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings		Fair Value
Warrants held	$-	$-	$(2,694)	$2,694

	Sep 30, 2012	Three Months Ended Sep 30, 2012	Nine Months Ended Sep 30, 2012
(in thousands)	Fair Value	Fair Value Adjustment Gains Included in Net Earnings
Warrants held	$4,135	$1,539	$1,937

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that do not have a quoted market price have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

During the nine months ended September 30, 2013, the value of the Company’s LTI’s decreased by $60.0 million.  As a result of this decrease, the deferred tax liability attributable to the LTI’s was reduced and during the nine months ended September 30, 2013, the Company recorded a deferred income tax recovery in OCI of $1.8 million.  The reduction in the deferred tax liability attributable to the LTI’s resulted in the reversal of previously recognized deferred income tax assets which increased the deferred income tax expense reflected in net earnings.

SILVER WHEATON 2013 THIRD QUARTER REPORT [11]

Summary of Ounces Produced and Sold

	2013			2012				2011
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Silver ounces produced ²
San Dimas 3	1,660	1,160	1,743	1,694	1,288	1,231	1,692	1,578
Yauliyacu	639	668	624	616	640	606	550	583
Peñasquito	1,636	1,440	1,093	1,445	1,940	1,822	1,365	1,633
Barrick ⁴	465	556	741	769	617	455	630	728
Other 5	2,418	2,570	2,038	2,345	2,251	2,378	2,335	2,212
Total silver ounces produced	6,818	6,394	6,239	6,869	6,736	6,492	6,572	6,734
Gold ounces produced 2
Minto	2,894	4,226	5,967	6,785	5,200	3,710	3,348	3,891
777	18,259	16,986	16,951	19,615	11,8247	-	-	-
Sudbury	5,575	8,896	9,741	-	-	-	-	-
Salobo	8,061	6,342	4,677	-	-	-	-	-
Total gold ounces produced	34,789	36,450	37,336	26,400	17,024	3,710	3,348	3,891
Silver equivalent ounces of gold produced6	2,130	2,273	2,089	1,432	881	218	172	202
Silver equivalent ounces produced 6	8,948	8,667	8,328	8,301	7,617	6,710	6,744	6,936
Silver ounces sold
San Dimas 3	1,560	1,194	1,850	1,629	1,178	1,295	1,701	1,488
Yauliyacu	13	559	149	1,097	184	1,155	497	655
Peñasquito	1,388	1,058	1,459	1,642	1,304	1,845	1,189	851
Barrick ⁴	447	560	753	826	528	470	656	755
Other 5	2,257	1,771	1,741	2,153	1,592	2,024	1,885	2,029
Total silver ounces sold	5,665	5,142	5,952	7,347	4,786	6,789	5,928	5,778
Gold ounces sold
Minto	5,287	3,409	6,698	4,876	6,905	2,369	3,860	3,777
777	16,972	23,483	9,414	28,084	-	-	-	-
Sudbury	6,534	4,184	111	-	-	-	-	-
Salobo	6,490	2,793	720	-	-	-	-	-
Total gold ounces sold	35,283	33,869	16,943	32,960	6,905	2,369	3,860	3,777
Silver equivalent ounces of gold sold 6	2,163	2,097	971	1,784	357	139	198	196
Silver equivalent ounces sold6	7,828	7,239	6,923	9,131	5,143	6,928	6,126	5,974
Gold / silver ratio 6	61.3	61.9	57.3	54.1	51.7	58.7	51.2	51.9
Cumulative payable silver equivalent ounces produced but not yet delivered 8	5,289	5,022	4,051	3,824	5,195	3,212	4,166	4,127

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.  The Company has been informed by Glencore that reported production related to the Yauliyacu mine may have been overstated by a total of approximately 200,000 ounces for all or some portion of the period between April 1, 2011 and June 30, 2012.  The required adjustments to production, if any, related to the Yauliyacu mine for these periods will be made once management completes a review of the timing and amount of any production variance.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Campo Morado silver interests.
6)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

7)	Represents production for the period August 8, 2012 to September 30, 2012.
8)	Based on management estimates.

SILVER WHEATON 2013 THIRD QUARTER REPORT [12]

Quarterly Financial Review

	2013			2012				2011
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total silver ounces sold (000's)	5,665	5,142	5,952	7,347	4,786	6,789	5,928	5,778
Average realized silver price¹	$21.22	$23.12	$29.89	$31.47	$31.16	$29.12	$32.58	$32.09
Silver sales (000's)	$120,255	$118,885	$177,898	$231,226	$149,086	$197,694	$193,162	$185,401
Total gold ounces sold	35,283	33,869	16,943	32,960	6,905	2,369	3,860	3,777
Average realized gold price¹	$1,308	$1,417	$1,645	$1,699	$1,765	$1,568	$1,678	$1,712
Gold sales (000's)	$46,150	$48,005	$27,863	$56,015	$12,187	$3,714	$6,476	$6,466
Total silver equivalent ounces sold (000's) 2	7,828	7,239	6,923	9,131	5,143	6,928	6,126	5,974
Average realized silver equivalent price 1, 2	$21.26	$23.05	$29.72	$31.46	$31.36	$29.07	$32.59	$32.12
Total sales (000's)	$166,405	$166,890	$205,761	$287,241	$161,273	$201,408	$199,638	$191,867
Average cash cost, silver 1, 3	$4.13	$4.14	$4.08	$4.12	$4.04	$4.04	$4.02	$4.01
Average cash cost, gold 1, 3	$386	$391	$362	$386	$303	$303	$303	$301
Average cash cost, silver equivalent 1, 2, 3	$4.73	$4.77	$4.39	$4.70	$4.16	$4.06	$4.08	$4.06
Net earnings (000's)	$77,057	$71,117	$133,421	$177,744	$119,697	$141,414	$147,181	$144,747
Earnings per share
Basic	$0.22	$0.20	$0.38	$0.50	$0.34	$0.40	$0.42	$0.41
Diluted	$0.22	$0.20	$0.37	$0.50	$0.34	$0.40	$0.41	$0.41
Cash flow from operations (000's)	$118,672	$125,258	$165,612	$254,026	$128,651	$172,916	$163,811	$163,714
Cash flow from operations per share 4
Basic	$0.33	$0.35	$0.47	$0.72	$0.36	$0.49	$0.46	$0.46
Diluted	$0.33	$0.35	$0.46	$0.71	$0.36	$0.49	$0.46	$0.46
Dividends
Dividends declared (000's)	$35,629	$42,573	$49,646 5	$24,806	$35,388	$31,829	$31,829 6	$31,814
Dividends declared per share	$0.10	$0.12	$0.14	$0.07	$0.10	$0.09	$0.09	$0.09
Total assets (000's)	$4,398,445	$4,396,012	$4,400,253	$3,189,337	$3,046,564	$3,056,825	$3,005,839	$2,872,335
Total liabilities (000's)	$1,078,137	$1,178,859	$1,174,470	$82,263	$71,076	$212,147	$242,873	$218,118
Total shareholders' equity (000's)	$3,320,308	$3,217,153	$3,225,783	$3,107,074	$2,975,488	$2,844,678	$2,762,966	$2,654,217

1)	Expressed as United States dollars per ounce.
2)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

3)	Refer to discussion on non-IFRS measure (ii) on page 23 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 22 of this MD&A.
5)	On March 21, 2013, the Company declared dividends of $0.14 per common share for total dividends of $49.6 million, which was paid on April 12, 2013.
6)	On March 22, 2012, the Company declared dividends of $0.09 per common share for total dividends of $31.8 million, which was paid on April 17, 2012.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.

SILVER WHEATON 2013 THIRD QUARTER REPORT [13]

Results of Operations and Operational Review

The Company currently has ten reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito, Barrick and Other mines, the gold produced by the Minto, 777, Sudbury and Salobo mines and corporate operations.

Three Months Ended September 30, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,660	1,560	$33,856	$21.70	$4.16	$0.82	$26,089	$27,361	$159,180
Yauliyacu	639	13	260	20.02	4.12	5.75	132	207	211,151
Peñasquito	1,636	1,388	27,815	20.03	4.02	2.96	18,119	22,233	476,473
Barrick 5	465	447	10,250	22.93	3.90	3.31	7,026	5,541	599,993
Other 6	2,418	2,257	48,074	21.30	4.22	4.07	29,371	35,157	556,224
	6,818	5,665	$120,255	$21.22	$4.13	$2.85	$80,737	$90,499	$2,003,021
Gold
Minto	2,894	5,287	$6,944	$1,313	$306	$115	$4,716	$5,254	$28,440
777	18,259	16,972	22,040	1,299	400	802	1,647	15,252	292,763
Sudbury	5,575	6,534	8,636	1,322	400	829	605	6,023	1,325,726
Salobo	8,061	6,490	8,530	1,314	400	462	2,937	5,934	614,889
	34,789	35,283	$46,150	$1,308	$386	$641	$9,905	$32,463	$2,261,818
Silver equivalent 7	8,948	7,828	$166,405	$21.26	$4.73	$4.95	$90,642	$122,962	$4,264,839
Corporate
General and administrative							$(9,390)
Other							(4,195)
Total corporate							$(13,585)	$(4,290)	$133,606
	8,948	7,828	$166,405	$21.26	$4.73	$4.95	$77,057	$118,672	$4,398,445

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 23 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2013 THIRD QUARTER REPORT [14]

Three Months Ended September 30, 2012
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,288	1,178	$37,565	$31.90	$4.12	$0.79	$31,776	$32,710	$164,227
Yauliyacu	640	184	5,378	29.23	4.08	5.02	3,704	2,181	220,799
Peñasquito	1,940	1,304	40,431	30.99	3.99	2.96	31,364	35,226	492,132
Barrick 5	617	528	15,752	29.85	3.90	4.34	11,404	13,425	601,187
Other 6	2,251	1,592	49,960	31.39	4.05	3.32	38,238	39,570	464,681
	6,736	4,786	$149,086	$31.16	$4.04	$2.78	$116,486	$123,112	$1,943,026
Gold
Minto	5,200	6,905	$12,187	$1,765	$303	$171	$8,917	$8,930	$31,418
777	11,824	-	-	-	-	-	-	-	354,364
	17,024	6,905	$12,187	$1,765	$303	$171	$8,917	$8,930	$385,782
Silver equivalent 7	7,617	5,143	$161,273	$31.36	$4.16	$2.81	$125,403	$132,042	$2,328,808
Corporate
General and administrative							$(6,762)
Other							1,056
Total corporate							$(5,706)	$(3,391)	$717,756
	7,617	5,143	$161,273	$31.36	$4.16	$2.81	$119,697	$128,651	$3,046,564

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 23 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

For the three months ended September 30, 2013, attributable silver equivalent production was 8.9 million ounces (6.8 million ounces of silver and 34,800 ounces of gold), compared with 7.6 million ounces (6.7 million ounces of silver and 17,000 ounces of gold) for the comparable period in 2012, with the 1.3 million ounce increase being primarily attributable to the following factors:

•	845,000 silver equivalent ounces of gold production from the recently acquired Sudbury and Salobo mines;

•
492,000 silver equivalent ounce (80%) increase related to gold production at the 777 mine (6,400 gold ounces), with figures for the third quarter of 2012 representing production for the period August 8, 2012 to September 30, 2012;

•	372,000 ounce (29%) increase related to the San Dimas mine, due primarily to higher grades and higher processed tonnage;

•
167,000 ounce (7%) increase related to Other mines, due primarily to silver production at the Cozamin, Zinkgruvan and 777 mines, with figures for the 777 mine during the third quarter of 2012 representing production for the period August 8, 2012 to September 30, 2012; partially offset by

•	304,000 ounce (16%) decrease related to the Peñasquito mine, due primarily to lower grades;

•	152,000 ounce (25%) decrease related to the Barrick mines, due primarily to lower grades at Veladero; and

SILVER WHEATON 2013 THIRD QUARTER REPORT [15]

•	87,000 silver equivalent ounce (33%) decrease related to gold production at the Minto mine (2,300 gold ounces), due primarily to lower grades.

For the three months ended September 30, 2013, net earnings and cash flow from operations were $77.1 million and $118.7 million, respectively, compared with $119.7 million and $128.7 million for the comparable period in 2012, with the $42.6 million decrease in net earnings being primarily attributable to the following factors:

•	$0.4 million increase related to payable silver production; and

•	$1.6 million increase related to payable gold production; and

•	$21.6 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.	$8.6 million increase relating to the Peñasquito mine having stockpiled concentrate produced during the three months ended September 30, 2012; and

ii.
$13.2 million increase relating to Other mines,  primarily attributable to the Zinkgruvan, Neves-Corvo and Cozamin mines having sold concentrate produced in prior periods during the three months ended September 30, 2013 compared with stockpiling concentrate in the comparable period of the previous year; partially offset by

iii.	$3.4 million decrease relating to the Yauliyacu mine, which continues to have an inconsistent delivery schedule as a result of the shut-down of the Doe Run Peru La Oroya smelter; and

•	$58.4 million decrease due to a reduction in the operating margin per ounce, due primarily to a 32% decrease in the average realized selling price per silver equivalent ounce sold; and

•	$7.9 million decrease as a result of an increase in corporate costs, as explained in the Corporate Costs section of this MD&A ($0.9 million decrease from a cash flow perspective).

SILVER WHEATON 2013 THIRD QUARTER REPORT [16]

Nine Months Ended September 30, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	4,563	4,604	$115,079	$24.99	$4.14	$0.82	$92,249	$96,005	$159,180
Yauliyacu	1,931	721	18,372	25.48	4.11	5.75	11,263	15,407	211,151
Peñasquito	4,169	3,905	96,079	24.60	4.02	2.77	69,582	80,381	476,473
Barrick 5	1,762	1,760	48,205	27.39	3.90	2.98	36,095	42,706	599,993
Other 6	7,026	5,769	139,303	24.15	4.22	4.30	90,175	115,215	556,224
	19,451	16,759	$417,038	$24.88	$4.11	$2.91	$299,364	$349,714	$2,003,021
Gold
Minto	13,087	15,394	$22,568	$1,466	$305	$139	$15,720	$17,731	$28,440
777	52,196	49,869	71,284	1,429	400	802	11,363	47,365	292,763
Sudbury	24,212	10,829	14,638	1,352	400	829	1,329	10,307	1,325,726
Salobo	19,080	10,003	13,528	1,352	400	462	4,906	9,527	614,889
	108,575	86,095	$122,018	$1,417	$383	$647	$33,318	$84,930	$2,261,818
Silver equivalent 7	25,943	21,990	$539,056	$24.51	$4.63	$4.75	$332,682	$434,644	$4,264,839
Corporate
General and administrative							$(28,159)
Other							(22,928)
Total corporate							$(51,087)	$(25,102)	$133,606
	25,943	21,990	$539,056	$24.51	$4.63	$4.75	$281,595	$409,542	$4,398,445

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 23 of this MD&A.
4)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2013 THIRD QUARTER REPORT [17]

Nine Months Ended September 30, 2012
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	4,211	4,174	$129,825	$31.11	$4.10	$0.79	$109,409	$112,709	$164,227
Yauliyacu	1,796	1,836	55,432	30.19	4.06	5.02	38,758	47,971	220,799
Peñasquito	5,127	4,338	132,387	30.52	3.99	2.96	102,237	115,078	492,132
Barrick 5	1,702	1,654	51,439	31.11	3.90	4.34	37,814	45,943	601,187
Other 6	6,964	5,501	170,859	31.06	4.04	3.36	130,142	142,367	464,681
	19,800	17,503	$539,942	$30.85	$4.03	$2.92	$418,360	$464,068	$1,943,026
Gold
Minto	12,258	13,134	$22,377	$1,704	$303	$171	$16,157	$17,007	$31,418
777	11,824	-	-	-	-	-	-	-	354,364
	24,082	13,134	$22,377	$1,704	$303	$171	$16,157	$17,007	$385,782
Silver equivalent 7	21,071	18,197	$562,319	$30.90	$4.10	$2.93	$434,517	$481,075	$2,328,808
Corporate
General and administrative							$(21,680)
Other							(4,545)
Total corporate							$(26,225)	$(15,697)	$717,756
	21,071	18,197	$562,319	$30.90	$4.10	$2.93	$408,292	$465,378	$3,046,564

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 23 of this MD&A.
4)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

For the nine months ended September 30, 2013, attributable silver equivalent production was 25.9 million ounces (19.5 million ounces of silver and 108,600 ounces of gold), compared with 21.1 million ounces (19.8 million ounces of silver and 24,100 ounces of gold) for the comparable period in 2012, with the 4.9 million ounce increase being primarily attributable to the following factors:

•	5.1 million silver equivalent ounces of gold production from the recently acquired 777, Sudbury and Salobo mines (84,000 ounces of gold); partially offset by

•	957,000 silver ounce (19%) decrease related to the Peñasquito mine, due primarily to lower grades.

For the nine months ended September 30, 2013, net earnings and cash flow from operations were $281.6 million and $409.5 million, respectively, compared with $408.3 million and $465.4 million for the comparable period in 2012, with the $126.7 million decrease in net earnings being primarily attributable to the following factors:

•	$21.5 million decrease related to a 4% decrease in payable silver ounces produced during the nine months ended September 30, 2013;

•	$21.5 million increase related to payable gold production; and

•	$1.4 million decrease as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to:

SILVER WHEATON 2013 THIRD QUARTER REPORT [18]

i.	$26.1 million decrease relating to the Yauliyacu mine, which continues to have an inconsistent delivery schedule; partially offset by

ii.
$10.3 million increase relating to the Peñasquito mine having sold concentrate produced in prior periods during the nine months ended September 30, 2013 compared with stockpiling concentrate during the comparable period of the previous year;

iii.
$2.1 million increase relating to the San Dimas mine having sold doré produced in prior periods during the nine months ended September 30, 2013 as compared to stockpiling doré during the comparable period of the previous year; and

iv.
$12.2 million increase relating to Other mines, primarily attributable to the Zinkgruvan, Campo Morado and Neves-Corvo mines having sold concentrate produced in prior periods during the nine months ended September 30, 2013 compared with stockpiling concentrate in the comparable period of the previous year; and

•	$100.4 million decrease due to a reduction in the operating margin per ounce, due primarily to a 21% decrease in the average realized selling price per silver equivalent ounce sold; and

•	$24.9 million decrease as a result of an increase in corporate costs, as explained in the Corporate Costs section of this MD&A ($9.4 million decrease from a cash flow perspective).

Corporate Costs

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2013	2012	2013	2012
General and administrative	$ 9,390	$ 6,762	$ 28,159	$ 21,680
Foreign exchange loss (gain)	71	77	(115)	86
Interest expense	1,653	-	4,858	-
Other expense (income)	858	(1,646)	10,629	(2,152)
Income tax expense	1,613	513	7,556	6,611
Total corporate costs	$ 13,585	$ 5,706	$ 51,087	$ 26,225

SILVER WHEATON 2013 THIRD QUARTER REPORT [19]

General and Administrative

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2013	2012	2013	2012
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 2,700	$ 2,280	$ 8,596	$ 6,511
PSUs	1,330	831	1,449	1,213
Total salaries and benefits	$ 4,030	$ 3,111	$ 10,045	$ 7,724
Depreciation	64	59	168	179
Charitable donations	1,068	29	2,629	1,207
Professional fees	267	336	3,288	2,140
Other	1,693	1,706	5,916	5,581
Cash settled general and administrative	$ 7,122	$ 5,241	$ 22,046	$ 16,831
Equity settled stock based compensation (a non-cash expense)	2,268	1,521	6,113	4,849
Total general and administrative	$ 9,390	$ 6,762	$ 28,159	$ 21,680

For the three and nine months ended September 30, 2013, general and administrative expense increased by $2.6 and $6.5 million, respectively, relative to the comparable periods in the previous year.  This increase was primarily due to increased charitable donations, professional fees and salaries and benefits (including stock based compensation).  The increase in salaries and benefits is primarily attributable to the increase in the number of employees from 25 as at September 30, 2012 to 29 as at September 30, 2013.

Other Expense (Income)

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2013	2012	2013	2012
Dividend income	$ (57)	$ (23)	$ (170)	$ (57)
Interest income	(7)	(344)	(188)	(984)
Stand-by fees	890	214	3,694	683
(Gain) loss on long-term investments - share purchase warrants held	-	(1,539)	2,694	(1,937)
Credit facility origination fees re Bridge Facility	-	-	4,490	-
Other	32	46	109	143
Total other expense (income)	$ 858	$ (1,646)	$ 10,629	$ (2,152)

During the three months ended September 30, 2013, other expense was $0.9 million (nine months - $10.6 million) as compared to other income of $1.6 million (nine months – $2.2 million) during the comparable period of the previous year.  This change during the nine month period was primarily the result of:

•
a $2.7 million unrealized loss related to the fair value adjustment in warrants held during the current period as compared to a $1.9 million unrealized gain during the comparable period of the previous year; and

•
a $4.5 million credit facility origination fee related to the Company’s Bridge Facility.  As further explained in Note 10 to the financial statements, on February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5 year term; and (ii) a $1.5 billion bridge financing facility having a 1 year term (the “Bridge Facility”).  The Company paid upfront costs of $11.7 million in connection with these new facilities which have been recorded under Other assets and which are being amortized over the life of the respective credit facilities.  On May 28, 2013, the Bridge Facility was terminated, with the remaining unamortized upfront costs of $4.5 million associated with this credit facility being fully expensed on that date.

SILVER WHEATON 2013 THIRD QUARTER REPORT [20]

•
Stand-by fees in the amount of $3.7 million during the current period as compared to $0.7 during the comparable period of the previous year, with the increase being primarily attributable to the Company replacing its pre-existing $400 million revolving credit facility with the new  $1 billion revolving credit facility on February 28, 2013 (see above).

Interest Costs

During the three months ended September 30, 2013, the Company incurred interest costs of $4.8 million at an effective interest rate of 1.72% (nine months - $13.6 million at an effective interest rate of 2.18%), of which $3.2 million (nine months - $8.7 million) has been capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.  During the three months ended September 30, 2012, the Company incurred interest costs of $2.4 million (nine months - $7.3 million), comprised of $0.1 million on bank debt at an effective interest rate of 1.12% (nine months - $0.6 million at an effective interest rate of 1.13%), and $2.3 million (nine months - $6.7 million) of accreted interest on the future payments due in relation to the Barrick silver interest.  All of the interest costs incurred during the three and nine months ended September 30, 2012 were capitalized in relation to the Barrick silver interest.

Income Tax Expense

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2013	2012	2013	2012
Current income tax expense related to foreign jurisdictions	$ 40	$ 152	$ 114	$ 684
Deferred income tax expense related to:
Origination and reversal of temporary differences ¹	$ 1,585	$ 2,852	$ 5,336	$ 5,214
Write down (reversal of write down) of previously recognized temporary differences	(12)	(2,491)	2,106	713
	$ 1,573	$ 361	$ 7,442	$ 5,927
Total income tax expense	$ 1,613	$ 513	$ 7,556	$ 6,611

1)	Primarily related to income from Canadian operations.

For the three and nine months ended September 30, 2013, income tax expense increased by $1.1 and $0.9 million, respectively, relative to the comparable periods in the previous year.  Income tax expense is, for the most part, comprised of the change in deferred income tax assets recognized, which is primarily affected by the change in unrealized gains in long-term investments in common shares held, and the change in deferred income tax expense associated with income from Canadian operations.

SILVER WHEATON 2013 THIRD QUARTER REPORT [21]

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2013	2012	2013	2012
Cash generated by operating activities	$118,672	$128,651	$409,542	$465,378
Divided by:
Basic weighted average number of shares outstanding	355,707	353,927	354,981	353,730
Diluted weighted average number of shares outstanding	356,557	355,928	356,239	355,811
Equals:
Operating cash flow per share - basic	$0.33	$0.36	$1.15	$1.32
Operating cash flow per share - diluted	$0.33	$0.36	$1.15	$1.31

SILVER WHEATON 2013 THIRD QUARTER REPORT [22]

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold ounces sold and per ounce amounts)	2013	2012	2013	2012
Cost of sales	$75,763	$35,870	$206,374	$127,802
Less: depletion	(38,756)	(14,464)	(104,460)	(53,261)
Cash cost of sales	$37,007	$21,406	$101,914	$74,541
Cash cost of sales is comprised of:
Total cash cost of silver sold	$23,391	$19,314	$68,933	$70,562
Total cash cost of gold sold	13,616	2,092	32,981	3,979
Total cash cost of sales	$37,007	$21,406	$101,914	$74,541
Divided by:
Total silver ounces sold	5,665	4,786	16,759	17,503
Total gold ounces sold	35,283	6,905	86,095	13,134
Total silver equivalent ounces sold 1	7,828	5,143	21,990	18,197
Equals:
Average cash cost of silver (per ounce)	$4.13	$4.04	$4.11	$4.03
Average cash cost of gold (per ounce)	$386	$303	$383	$303
Average cash cost (per silver equivalent ounce 1)	$4.73	$4.16	$4.63	$4.10

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2013 THIRD QUARTER REPORT [23]

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per ounce amounts)	2013	2012	2013	2012
Average realized selling price of silver and gold
Sales	$166,405	$161,273	$539,056	$562,319
Divided by - total silver equivalent ounces sold 1	7,828	5,143	21,990	18,197
Equals - average realized price ($'s per silver equivalent ounce 1)	$21.26	$31.36	$24.51	$30.90
Less - average cash cost ($'s per silver equivalent ounce 1, 2)	(4.73)	(4.16)	(4.63)	(4.10)
Cash operating margin per silver equivalent ounce 1	$16.53	$27.20	$19.88	$26.80

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

2)	Refer to discussion on non-IFRS measure (ii) on page 23 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVER WHEATON 2013 THIRD QUARTER REPORT [24]

Liquidity and Capital Resources

As at September 30, 2013, the Company had cash and cash equivalents of $62.0 million (December 31, 2012 - $778.2 million) and working capital of $48.2 million (December 31, 2012 – working capital of $735.9 million).

On February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion Revolving Facility having a 5 year term; and (ii) a $1.5 billion Bridge Facility having a 1 year term.  On May 28, 2013, the Company cancelled the Bridge Facility, replacing it with a $1 billion non-revolving term loan ("NRT Loan") with a 3-year term, extendable by 1 year with the unanimous consent of lenders.  These facilities replaced the pre-existing $400 million revolving credit facility and the debt outstanding relative to the $200 million Term Loan.

Three Months Ended September 30, 2013

During the three months ended September 30, 2013, the Company generated operating cash flows of $118.7 million compared with $128.7 million during the comparable period of 2012, with the decrease being primarily related to a decline in the price realized on sale, partially offset by an increase in the number of silver equivalent ounces sold.

During the three months ended September 30, 2013, the Company had net cash outflows from financing activities of $89.5 million, which was primarily the result of repayments under the Revolving Facility of $103 million and dividend payments in the amount of $35.6 million, partially offset by proceeds from share purchase warrants exercised during the period in the amount of $48.8 million.  During the three months ended September 30, 2012, the Company had net cash outflows from financing activities of $37.1 million, which was comprised of dividend payments in the amount of $35.4 million and a scheduled principal repayment of $7.1 million relating to the Company’s previously outstanding term loan, partially offset by proceeds in the amount of $5.4 million from share purchase options exercised during the period.

During the three months ended September 30, 2013, the Company had net cash outflows from investing activities of $3.5 million, primarily comprised of interest payments in the amount of $3.1 million which were capitalized to the Barrick and Constancia silver interests.  During the three months ended September 30, 2012, the Company had net cash outflows from investing activities of $638.6 million, which was primarily related to the scheduled final upfront payment of $137.5 million to Barrick, in addition to upfront payments to Hudbay totaling $500 million related to the Company’s 777 silver and gold interest and Constancia silver interest.

Nine months ended September 30, 2013

During the nine months ended September 30, 2013, the Company generated operating cash flows of $409.5 million compared with $465.4 million during the comparable period of 2012, with the decrease being primarily related to a decrease in the price realized on sale, partially offset by an increase in the number of silver equivalent ounces sold.

During the nine months ended September 30, 2013, the Company had net cash inflows from financing activities of $908.2 million, which was primarily the result of a net drawdown under the Company’s credit facilities of $1.0 billion and $58.0 million in proceeds from share purchase options and share purchase warrants exercised during the period, partially offset by $14.0 million of upfront costs related to the new credit facilities and dividend payments totaling $127.8 million.  During the nine months ended September 30, 2012, the Company had net cash outflows from financing activities of $110.9 million, which was comprised of dividend payments of $99.0 million and scheduled principal repayments of $21.4 million relating to the Company’s previously outstanding term loan, partially offset by proceeds in the amount of $9.5 million from share purchase options and share purchase warrants exercised during the period.

During the nine months ended September 30, 2013, the Company had net cash outflows from investing activities of $2.0 billion, primarily related to the upfront cash payment to Vale totaling $1.9 billion related to the Company’s Salobo and Sudbury gold interests in addition to a $125 million upfront cash payment to Hudbay related to the second installment on the Constancia silver interest, which was due once capital expenditures of $500 million had been incurred at Constancia.  During the nine months ended September 30, 2012, the Company had net cash outflows from investing activities of $639.6 million, as discussed above.

In the opinion of management, the $62.0 million of cash and cash equivalents as at September 30, 2013, combined with the liquidity provided by the $958 million of credit available under the $1 billion Revolving Facility as at September 30, 2013 and ongoing operating cashflows positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

SILVER WHEATON 2013 THIRD QUARTER REPORT [25]

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

Contractual Obligations and Contingencies

Silver and Gold Interests

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.16	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% 4	-	$4.12	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$4.02	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.98	$306	Life of Mine	20-Nov-08
777	100%	100%/50% 6	$5.90	$400	Life of Mine	8-Aug-12
Salobo	-	25%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	-	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	6 years 7	8-Sep-09
Pierina	100%	-	$3.90	n/a	6 years 7	8-Sep-09
Veladero	100% 8	-	$3.90	n/a	6 years 7	8-Sep-09
Other
Los Filos 3	100%	-	$4.17	n/a	25 years	15-Oct-04
Zinkgruvan	100%	-	$4.18	n/a	Life of Mine	8-Dec-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.94	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$4.06	n/a	50 years	5-Jun-07
Cozamin	100%	-	$4.16	n/a	10 years	4-Apr-07
Stratoni	100%	-	$4.06	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.98	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$4.02	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 9
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Constancia	100%	50% 10	$5.90	$400	Life of Mine	8-Aug-12

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2013, representing the seven year anniversary, was 15.2 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

7)	The Company is committed to purchase silver production from the currently producing mines until December 31, 2016.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
9)	Terms of the agreement not yet finalized.
10)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

SILVER WHEATON 2013 THIRD QUARTER REPORT [26]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2013	2014 - 2016	2017 - 2018	After 2018	Sub-Total		Total
Bank debt ¹	$-	$1,000,000	$42,000	$-	$1,042,000	$-	$1,042,000
Interest ²	3,790	41,012	1,189	-	45,991	-	45,991
Silver and gold interest payments ³
Rosemont	-	-	-	-	-	230,000	230,000
Loma de La Plata	-	-	-	-	-	32,400	32,400
Constancia	-	-	-	-	-	260,000	260,000
Operating leases	126	3,055	2,104	6,486	11,771	-	11,771
Total contractual obligations	$3,916	$1,044,067	$45,293	$6,486	$1,099,762	$522,400	$1,622,162

1)	At September 30, 2013, the Company had $1.0 billion outstanding on the NRT Loan and $42 million outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).

Rosemont

In connection with the Rosemont precious metals purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Constancia

In connection with the Constancia precious metal purchase agreement, the Company is committed to pay Hudbay additional payments of $125 million and $135 million to be made once capital expenditures of $1 billion and $1.35 billion, respectively, have been incurred at Constancia. Silver Wheaton has the option to make the $135 million payment in either cash or Silver Wheaton shares, with the number of shares to be determined at the time the payment is made1.

Salobo

Vale is in the process of expanding the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa.  If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (“CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at November 8, 2013, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company. However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

1
If Silver Wheaton shares are used, the number of common shares will be calculated based on the volume weighted average trading price of the Company on the Toronto Stock Exchange for the ten consecutive trading days immediately prior to the date the consideration is payable.

SILVER WHEATON 2013 THIRD QUARTER REPORT [27]

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

Share Capital

During the three months ended September 30, 2013, the Company received cash proceeds of $0.4 million from the exercise of 29,333 share purchase options at a weighted average exercise price of Cdn$13.05 per option (nine months - $6.3 million from the exercise of 405,833 share purchase options at a weighted average exercise price of Cdn$15.84).  During the three months ended September 30, 2012, the Company received cash proceeds of $5.4 million from the exercise of 307,666 share purchase options at a weighted average exercise price of Cdn$17.16 per option (nine months - $9.5 million from the exercise of 620,899 share purchase options at a weighted average exercise price of Cdn$15.19).

During the three months ended September 30, 2013, the Company received cash proceeds of $48.8 million from the exercise of 2,437,693 share purchase warrants at a weighted average exercise price of $20.00 per warrant (nine months - $51.7 million from the exercise of 2,586,794 share purchase warrants at a weighted average exercise price of $20.00).  During the nine months ended September 30, 2012, the Company received cash proceeds of $10,000 from the exercise of 497 share purchase warrants with an exercise price of $20.00 per warrant, with all the exercises taking place during the three months ended March 31, 2012.

As of November 8, 2013, there were 357,387,478 outstanding common shares, 3,039,062 share purchase options, 144,692 restricted share units and 10,000,000 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.  No forward contracts were outstanding at September 30, 2013.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Changes in Accounting Policies

IAS 1 - Presentation of Financial Statements (amended 2011)

In June 2011, the International Accounting Standards Board (“IASB”) issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements to replace IAS 27 - Consolidated and Separate Financial Statements and SIC 12 - Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present.  The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

SILVER WHEATON 2013 THIRD QUARTER REPORT [28]

IFRS 11 - Joint Arrangements (“IFRS 11”)

In May 2011, the IASB issued IFRS 11 - Joint Arrangements to replace IAS 31 - Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties to the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

In May 2011, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates and the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

IFRS 13 - Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application.  The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2014:

•	IAS 32 – Financial Instruments: Presentation (amended 2011)

Standards required with effective date to be determined:

•	IFRS 9 (2010) – Financial Instruments (amended 2010): The IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined.

The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010.  Early adoption of the above standards is permitted.

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.

SILVER WHEATON 2013 THIRD QUARTER REPORT [29]

Subsequent Events

Declaration of Dividend

On November 8, 2013, the Board of Directors declared a dividend in the amount of $0.09 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters operating cash flow.  This dividend is payable to shareholders of record on November 27, 2013 and is expected to be distributed on or about December 11, 2013.

Amendment to Constancia Precious Metal Purchase Agreement

On November 4, 2013, the Company announced that it had amended its precious metal purchase agreement with Hudbay to include the acquisition of an amount equal to 50%1 of the gold production from its Constancia project in Peru for the life of mine.  Silver Wheaton will pay Hudbay a total upfront cash payment of $135 million for the gold interest, which will be due once $1.35 billion in capital expenditures have been incurred at Constancia. Silver Wheaton has the option to make the $135 million payment in either cash or Silver Wheaton shares, with the number of shares to be determined at the time the payment is made2. In addition, Silver Wheaton will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of gold delivered. Silver Wheaton will be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018.

1	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
2
If Silver Wheaton shares are used, the number of common shares will be calculated based on the volume weighted average trading price of the Company on the Toronto Stock Exchange for the ten consecutive trading days immediately prior to the date the consideration is payable.

SILVER WHEATON 2013 THIRD QUARTER REPORT [30]

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of September 30, 2013.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2013.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2013 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of September 30, 2013.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON 2013 THIRD QUARTER REPORT [31]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2012, unless otherwise noted.

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,17)
AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED(6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Peñasquito (25%)(14)
Mill	144.5	29.4	136.4	121.2	20.8	80.9	265.7	25.5	217.4	53-65%
Heap Leach	8.1	14.6	3.8	21.9	9.7	6.8	29.9	11.0	10.6	24%
San Dimas(10, 14)	-	-	-	4.6	267.5	39.4	4.6	267.5	39.4	94%
Pascua-Lama (25%)(14)	9.9	59.5	18.9	86.3	54.1	150.2	96.2	54.7	169.1	82%
Lagunas Norte(11)	7.2	3.7	0.9	80.5	3.7	9.7	87.7	3.7	10.5	22%
Pierina(11)	1.6	7.8	0.4	11.9	7.8	3.0	13.5	7.8	3.4	37%
Veladero(11)	9.8	14.2	4.5	129.8	14.2	59.5	139.6	14.2	64.0	6%
Yauliyacu(11, 12)	1.1	96.0	3.3	2.9	100.0	9.4	4.0	98.9	12.7	85%
777 (13, 14)	5.0	27.3	4.4	6.4	28.5	5.9	11.4	28.0	10.3	64%
Neves-Corvo
Copper	6.1	40.0	7.8	18.0	40.0	23.2	24.1	40.0	31.0	35%
Zinc	11.5	72.0	26.7	11.2	67.0	24.0	22.7	69.5	50.7	20%
Rosemont(15)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	80%
Constancia	359.0	3.3	38.3	91.0	3.6	10.6	450.0	3.4	48.8	72%
Mineral Park(15)	281.9	2.7	24.6	71.4	2.9	6.7	353.3	2.8	31.3	49%
Zinkgruvan
Zinc	8.4	95.0	25.8	2.4	54.0	4.2	10.9	85.9	30.0	70%
Copper	3.9	32.0	4.0	0.1	34.0	0.1	4.0	32.0	4.1	78%
Aljustrel
Copper	2.2	19.2	1.3	8.4	15.3	4.1	10.6	16.1	5.5	30%
Campo Morado (75%)	0.8	158.2	4.0	0.2	133.3	0.6	0.9	154.3	4.7	55%
Stratoni	0.8	195.0	4.9	0.1	107.0	0.4	0.9	184.0	5.3	83%
Minto	6.0	5.1	1.0	7.0	5.2	1.2	13.0	5.1	2.2	78%
Cozamin(11)
Copper	1.8	61.3	3.6	3.2	45.4	4.6	5.0	51.2	8.2	74%
Los Filos	72.6	5.3	12.3	224.1	5.6	40.2	296.7	5.5	52.5	5%

Total Silver			363.8			527.8			891.6
GOLD
Salobo (25%)(16)	159.2	0.42	2.15	121.5	0.32	1.25	280.6	0.38	3.40	66%
Sudbury (70%)(11)	37.2	0.36	0.43	25.8	0.36	0.30	63.0	0.36	0.72	81%
777 (13, 14)	3.7	1.89	0.23	4.9	1.89	0.30	8.6	1.89	0.52	73%
Constancia (50%)	179.5	0.05	0.29	45.5	0.13	0.19	225.0	0.07	0.49	61%
Minto	6.0	0.66	0.13	7.0	0.54	0.12	13.0	0.60	0.25	74%
TOTAL GOLD			3.22			2.16			5.38

SILVER WHEATON 2013 THIRD QUARTER REPORT [32]

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,17)
AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED(6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Peñasquito (25%)(14)
Mill	31.4	14.4	14.6	112.9	13.1	47.6	144.2	13.4	62.2
Heap Leach	0.9	5.0	0.1	5.4	4.2	0.7	6.4	4.3	0.9
Pascua-Lama (25%)(14)	5.3	24.5	4.2	55.9	23.4	42.1	61.2	23.5	46.3
Yauliyacu(11, 12)	0.7	115.6	2.5	5.1	227.1	37.2	5.8	214.2	39.7
Neves-Corvo
Copper	4.1	49.3	6.4	23.1	50.7	37.6	27.1	50.5	44.1
Zinc	13.0	59.7	25.0	51.6	55.4	92.0	64.6	56.3	117.0
Rosemont(15)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	119.0	2.3	8.6	344.0	2.0	21.9	463.0	2.1	30.5
Mineral Park(15)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	1.0	88.8	2.7	3.7	124.6	14.7	4.6	117.2	17.4
Copper	1.5	21.2	1.0	0.5	33.8	0.6	2.0	24.3	1.6
Aljustrel
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Copper	-	-	-	0.1	11.7	0.04	0.1	11.7	0.04
Campo Morado (75%)	5.0	128.9	20.6	2.4	123.5	9.7	7.4	127.1	30.2
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	7.4	3.9	0.9	31.2	3.4	3.4	38.6	3.5	4.3
Keno Hill (25%)
Underground	-	-	-	0.6	506.0	10.4	0.6	506.0	10.4
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	9.6	8.5	2.6	61.4	6.8	13.4	71.0	7.0	16.0

Total Silver			104.1			425.4			529.5
GOLD
Salobo (25%)(16)	12.3	0.47	0.19	48.8	0.37	0.58	61.1	0.39	0.77
Sudbury (70%)(11)	-	-	-	26.5	0.47	0.40	26.5	0.47	0.40
Constancia (50%)	59.6	0.04	0.07	172.0	0.03	0.19	231.7	0.03	0.26
Minto	7.4	0.44	0.10	31.2	0.32	0.32	38.6	0.34	0.42
TOTAL GOLD			0.37			1.49			1.85

SILVER WHEATON 2013 THIRD QUARTER REPORT [33]

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,17)
AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED (6)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz
Peñasquito (25%)(14)
Mill	31.7	9.1	9.3
Heap Leach	12.7	1.6	0.7
San Dimas(10, 14)	6.1	327.2	64.6
Pascua-Lama (25%)(14)	8.1	15.5	4.0
777 (13, 14)	0.8	31.1	0.8
Neves-Corvo
Copper	25.4	47.2	38.6
Zinc	22.1	51.0	36.2
Rosemont(15)	104.5	3.3	11.1
Constancia	223.0	1.9	13.4
Mineral Park(15)	320.1	2.3	23.9
Zinkgruvan
Zinc	4.6	78.0	11.4
Copper	0.6	31.0	0.6
Aljustrel
Zinc	8.7	50.4	14.0
Copper	4.7	16.0	2.4
Campo Morado (75%)	1.7	128.9	7.1
Stratoni	0.7	89.0	2.0
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	16.2	3.2	1.7
Keno Hill (25%)
Underground	0.2	340.8	1.9
Los Filos	239.2	6.0	46.5

TOTAL SILVER			290.5
GOLD
Salobo (25%)(16)	37.0	0.31	0.37
Sudbury (70%)(11)	12.6	0.47	0.19
777 (13, 14)	0.4	1.75	0.02
Constancia (50%)	111.5	0.03	0.13
Minto	16.2	0.34	0.18
TOTAL GOLD			0.88

SILVER WHEATON 2013 THIRD QUARTER REPORT [34]

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

3.
Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.
Salobo – Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P. Eng., MBA (Senior Mining Engineer) and Jason Ché Osmond, FGS, C.Geol, EurGeol (Senior Geologist) all of whom are employees of Micon International Ltd.

b.
All other operations and development projects: the Company’s QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Minto, Campo Morado, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2012 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Resources and Reserves for Neves-Corvo and Zinkgruvan are reported as of June 30, 2012.

b.	Resources and Reserves for Rosemont are reported as of August 28, 2012.

c.
Resources for the Constancia and Pampacancha deposits are reported as of August 23, 2011 and April 2, 2012, respectively.  Reserves for both Constancia and Pampacancha deposits are reported as of August 8, 2012.

d.	Resources for Mineral Park are reported as of December 29, 2006.

e.	Resources and Reserves for Aljustrel’s Feitais and Moinho deposits are reported as of November 30, 2010, Resources for the Estaçao deposit are reported as of December 31, 2007.

f.	Resources for Campo Morado’s El Rey, Naranjo and Reforma deposits are reported as of October 13, 2005.

g.	Resources for Keno Hill’s Elsa Tailings are reported as of April 22, 2010, Lucky Queen and Onek deposits as of July 27, 2011, Bermingham as of June 27, 2012 and Flame and Moth as of January 30, 2013.

h.	Resources for Loma de La Plata are reported as of May 20, 2009.

7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:

a.	Peñasquito and Los Filos - $24.00 per ounce silver.

b.	San Dimas - $25.00 per ounce silver.

c.	Rosemont and Cozamin - $20.00 per ounce silver.

d.	Pascua-Lama - $22.00 per ounce silver.

e.	Lagunas Norte, Veladero, Pierina – $28.00 per ounce silver.

f.	Yauliyacu - $30.00 per ounce silver.

g.	777 – $25.00 per ounce silver and $1,250 per ounce gold.

h.	Neves-Corvo – 1.4% Cu cut-off for the copper Reserve and 5.0% Zn cut-off for all the zinc Reserves except for Lombador which was reported above a cut-off of 6.0% Zn.

i.	Constancia - $23.00 per ounce silver and $1,150 per ounce gold.

j.	Mineral Park – $7.50 per ounce silver.

k.	Zinkgruvan – 3.7% Zn equivalent cut-off for the zinc Reserve and 1.8% Cu cut-off for the copper Reserve.

l.	Aljustrel – 1.5% Cu cut-off for all copper Reserves, 4.5% Zn cut-off for all zinc Reserves.

m.	Campo Morado - $18.92 per ounce silver.

n.	Stratoni - $6.72 per ounce silver.

o.	Minto – $3.90 per ounce silver and $300 per ounce gold.

p.	Salobo and Sudbury - $1,150 per ounce gold.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Peñasquito and Los Filos - $27.00 per ounce silver.

b.	San Dimas - $25.00 per ounce silver.

c.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $28.00 per ounce silver.

d.	Yauliyacu – $30.00 per ounce silver.

e.	777 – $25.00 per ounce silver and $1,250 per ounce gold.

f.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.

g.	Rosemont and Cozamin – $20.00 per ounce silver.

h.	Constancia - $22.00 per ounce silver and $1,150 per ounce gold.

i.	Mineral Park – $7.50 per ounce silver.

j.	Zinkgruvan – 3.7% Zn equivalent cut-off for the zinc Resource and 1.0% Cu cut-off for the copper Resource.

k.	Aljustrel – 1.5% Cu cut-off for all copper Resources, 4.5% Zn cut-off for Feitais and Moinho zinc Resources and 4.0% for Estação zinc Resources.

SILVER WHEATON 2013 THIRD QUARTER REPORT [35]

l.	Campo Morado – $18.92 per ounce silver for the G-9 zones and 5% Zn cut-off for the El Rey, Naranjo and Reforma deposits.

m.	Stratoni - $6.72 per ounce silver.

n.	Minto – 0.5% Cu cut-off.

o.	Loma de La Plata – $12.50 per ounce silver.

p.
Keno Hill – $15.25 per ounce silver for the Southwest and 99 Zones, $14.50 per ounce silver for the East Zone, $17.00 per ounce silver for the Elsa Tailings, $18.50 per ounce silver for the Lucky Queen and Onek deposits, $23.00 per ounce silver for Bermingham and $24.00 per ounce silver for Flame and Moth.

q.	Salobo and Sudbury - $1,150 per ounce gold.

10.
The San Dimas silver purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero Mining Corp. (“Primero”) will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp Inc. (“Goldcorp”).  Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

11.
The Company’s attributable Resources and Reserves for Pierina, Lagunas Norte, Veladero, Cozamin and Yauliyacu silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.

12.
The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  Depending upon production levels, it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.
The 777 purchase agreement provides that Hudbay Minerals Inc. (“Hudbay”) will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%.  The gold figures in this table represent the attributable 777 Resources and Reserves constrained to the production expected for the 777 contract.  .

14.	The scientific and technical information in this document regarding Peñasquito, San Dimas, Pascua-Lama and 777 was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito - Goldcorp annual information Form filed on March 1, 2013;

b.	San Dimas - Primero annual information Form filed on April 2, 2013;

c.	Pascua-Lama - Barrick Gold Corp. annual information Form filed on March 28, 2013; and

d.	777 - Hudbay annual information filed on March 28, 2013.

The Company QP’s have approved the disclosure of scientific and technical information in respect of Peñasquito, San Dimas, Pascua-Lama and 777 in this document.

15.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.

16.	The Company has filed a technical report for Salobo, which is available on SEDAR at www.sedar.com.

17.
Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver and gold Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2013 THIRD QUARTER REPORT [36]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that the Company will be successful in challenging any reassessment by the CRA and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2012 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2013, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2013 THIRD QUARTER REPORT [37]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2013	2012	2013	2012
Sales	4	$166,405	$161,273	$539,056	$562,319
Cost of sales
Cost of sales, excluding depletion		$37,007	$21,406	$101,914	$74,541
Depletion		38,756	14,464	104,460	53,261
Total cost of sales		$75,763	$35,870	$206,374	$127,802
Earnings from operations		$90,642	$125,403	$332,682	$434,517
Expenses and other income
General and administrative 1	5	$9,390	$6,762	$28,159	$21,680
Foreign exchange loss (gain)		71	77	(115)	86
Interest expense	10	1,653	-	4,858	-
Other expense (income)	6	858	(1,646)	10,629	(2,152)
		$11,972	$5,193	$43,531	$19,614
Earnings before income taxes		$78,670	$120,210	$289,151	$414,903
Income tax expense	16	(1,613)	(513)	(7,556)	(6,611)
Net earnings		$77,057	$119,697	$281,595	$408,292

Basic earnings per share		$0.22	$0.34	$0.79	$1.15
Diluted earnings per share		$0.22	$0.34	$0.79	$1.15
Weighted average number of shares outstanding
Basic	14	355,707	353,927	354,981	353,730
Diluted	14	356,557	355,928	356,239	355,811
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.		$2,268	$1,521	$6,113	$4,849

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2013	2012	2013	2012
Net earnings		$77,057	$119,697	$281,595	$408,292
Other comprehensive income (loss)
Items that will not be reclassified to net earnings
Gain (loss) on long-term investments - common shares held	8	$10,334	$42,047	$(60,040)	$(3,060)
Deferred income tax (expense) recovery	16	-	(2,491)	1,784	713
Total other comprehensive income (loss)		$10,334	$39,556	$(58,256)	$(2,347)
Total comprehensive income		$87,391	$159,253	$223,339	$405,945

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2013 THIRD QUARTER REPORT [38]

Condensed Interim Consolidated Balance Sheets

	Note	September 30	December 31
(US dollars in thousands - unaudited)		2013	2012
Assets
Current assets
Cash and cash equivalents	15	$61,956	$778,216
Accounts receivable	7	5,804	6,197
Other		1,304	966
Total current assets		$69,064	$785,379
Non-current assets
Silver and gold interests	9	$4,264,839	$2,281,234
Long-term investments	8	58,643	121,377
Other		5,899	1,347
Total non-current assets		$4,329,381	$2,403,958
Total assets		$4,398,445	$3,189,337
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$19,814	$20,898
Current portion of bank debt	10	-	28,560
Current portion of performance share units	13.1	1,056	-
Total current liabilities		$20,870	$49,458
Non-current liabilities
Long-term portion of bank debt	10	$1,039,951	$21,500
Deferred income taxes	16	14,908	9,250
Performance share units	13.1	2,408	2,055
Total non-current liabilities		$1,057,267	$32,805
Total liabilities		$1,078,137	$82,263
Shareholders' equity
Issued capital	11	$1,879,386	$1,811,577
Reserves	12	(10,032)	(1,710)
Retained earnings		1,450,954	1,297,207
Total shareholders' equity		$3,320,308	$3,107,074
Total liabilities and shareholders' equity		$4,398,445	$3,189,337
Commitments and contingencies	10, 17

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2013 THIRD QUARTER REPORT [39]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2013	2012	2013	2012
Operating activities
Net earnings		$77,057	$119,697	$281,595	$408,292
Adjustments for
Depreciation and depletion		38,820	14,523	104,628	53,440
Amortization of credit facility origination fees:
Interest expense		79	-	503	-
Stand-by fees		229	-	1,657	-
Credit facility origination fees re Bridge Facility		-	-	4,490	-
Interest expense		1,574	-	4,355	-
Equity settled stock based compensation		2,268	1,521	6,113	4,849
Performance share units	13.1	1,330	831	1,449	1,213
Deferred income tax expense	16	1,573	361	7,442	5,927
Loss (gain) on fair value adjustment of share purchase warrants held	8	-	(1,539)	2,694	(1,937)
Investment income recognized in net earnings		(64)	(421)	(358)	(1,090)
Other		(50)	4	15	(20)
Change in non-cash working capital	15	(2,522)	(6,724)	(904)	(6,329)
Cash generated from operations		$120,294	$128,253	$413,679	$464,345
Interest paid - expensed		(1,628)	-	(4,355)	-
Interest received		6	398	218	1,033
Cash generated from operating activities		$118,672	$128,651	$409,542	$465,378
Financing activities
Bank debt repaid	10	$(103,000)	$(7,140)	$(1,683,060)	$(21,420)
Bank debt drawn	10	-	-	2,675,000	-
Credit facility origination fees		(44)	-	(13,995)	-
Share purchase warrants exercised		48,754	-	51,736	10
Share purchase options exercised		371	5,425	6,322	9,513
Dividends paid	11.2	(35,629)	(35,388)	(127,848)	(99,046)
Cash generated from (applied to) financing activities		$(89,548)	$(37,103)	$908,155	$(110,943)
Investing activities
Silver and gold interests		$(388)	$(638,430)	$(2,025,863)	$(638,610)
Interest paid - capitalized to silver interests		(3,114)	(168)	(7,959)	(577)
Acquisition of long-term investments	8	-	-	-	(395)
Dividend income received		57	23	170	57
Other		(43)	(43)	(218)	(105)
Cash applied to investing activities		$(3,488)	$(638,618)	$(2,033,870)	$(639,630)
Effect of exchange rate changes on cash and cash equivalents		$63	$10	$(87)	$50
Increase (decrease) in cash and cash equivalents		$25,699	$(547,060)	$(716,260)	$(285,145)
Cash and cash equivalents, beginning of period		36,257	1,102,116	778,216	840,201
Cash and cash equivalents, end of period	15	$61,956	$555,056	$61,956	$555,056

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2013 THIRD QUARTER REPORT [40]

Condensed Interim Consolidated Statements of Shareholders’ Equity

		Reserves
(US dollars in thousands - unaudited)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	Long-Term Investment Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2012	$1,793,772	$7,457	$12,314	$2,510	$3,141	$25,422	$835,023	$2,654,217
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$288,595	$288,595
OCI 1	-	-	-	-	(41,902)	(41,902)	-	(41,902)
Total comprehensive income (loss)	$-	$-	$-	$-	$(41,902)	$(41,902)	$288,595	$246,693
Fair value of SBC 1	$-	$-	$2,512	$816	$-	$3,328	$-	$3,328
Options 1 exercised	5,412	-	(1,324)	-	-	(1,324)	-	4,088
RSUs 1 released	1,143	-	-	(1,143)	-	(1,143)	-	-
Warrants 1 exercised	11	(1)	-	-	-	(1)	-	10
Dividends (Note 11.2)	-	-	-	-	-	-	(63,658)	(63,658)
At June 30, 2012	$1,800,338	$7,456	$13,502	$2,183	$(38,761)	$(15,620)	$1,059,960	$2,844,678
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$119,697	$119,697
OCI 1	-	-	-	-	39,555	39,555	-	39,555
Total comprehensive income (loss)	$-	$-	$-	$-	$39,555	$39,555	$119,697	$159,252
Fair value of SBC 1	$-	$-	$1,314	$207	$-	$1,521	$-	$1,521
Options 1 exercised	7,041	-	(1,616)	-	-	(1,616)	-	5,425
RSUs 1 released	43	-	-	(43)	-	(43)	-	-
Dividends (Note 11.2)	-	-	-	-	-	-	(35,388)	(35,388)
At Sept 30, 2012	$1,807,422	$7,456	$13,200	$2,347	$794	$23,797	$1,144,269	$2,975,488
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$177,744	$177,744
OCI 1	-	-	-	-	(26,308)	(26,308)	-	(26,308)
Total comprehensive income (loss)	$-	$-	$-	$-	$(26,308)	$(26,308)	$177,744	$151,436
Fair value of SBC 1	$-	$-	$1,365	$206	$-	$1,571	$-	$1,571
Options 1 exercised	2,032	-	(515)	-	-	(515)	-	1,517
RSUs 1 released	-	-	-	-	-	-	-	-
Warrants 1 exercised	2,123	(255)	-	-	-	(255)	-	1,868
Dividends	-	-	-	-	-	-	(24,806)	(24,806)
At December 31, 2012	$1,811,577	$7,201	$14,050	$2,553	$(25,514)	$(1,710)	$1,297,207	$3,107,074
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$204,538	$204,538
OCI 1	-	-	-	-	(68,590)	(68,590)	-	(68,590)
Total comprehensive income	$-	$-	$-	$-	$(68,590)	$(68,590)	$204,538	$135,948
Fair value of SBC 1	$-	$-	$3,408	$437	$-	$3,845	$-	$3,845
Options 1 exercised	7,863	-	(1,912)	-	-	(1,912)	-	5,951
RSUs 1 released	655	-	-	(655)	-	(655)	-	-
Warrants 1 exercised	3,389	(407)	-	-	-	(407)	-	2,982
Warrants 1 issued	-	53,572	-	-	-	53,572	-	53,572
Dividends (Note 11.2)	-	-	-	-	-	-	(92,219)	(92,219)
At June 30, 2013	$1,823,484	$60,366	$15,546	$2,335	$(94,104)	$(15,857)	$1,409,526	$3,217,153
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$77,057	$77,057
OCI 1	-	-	-	-	10,334	10,334	-	10,334
Total comprehensive income	$-	$-	$-	$-	$10,334	$10,334	$77,057	$87,391
Fair value of SBC 1	$-	$-	$2,023	$245	$-	$2,268	$-	$2,268
Options 1 exercised	499	-	(128)	-	-	(128)	-	371
Warrants 1 exercised	55,403	(6,649)	-	-	-	(6,649)	-	48,754
Dividends (Note 11.2)	-	-	-	-	-	-	(35,629)	(35,629)
At September 30, 2013	$1,879,386	$53,717	$17,441	$2,580	$(83,770)	$(10,032)	$1,450,954	$3,320,308

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2013 THIRD QUARTER REPORT [41]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver and gold.  Silver Wheaton Corp., which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principle place of business is at Suite 3150 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.  The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.

The Company has entered into 20 long-term purchase agreements associated with silver and/or gold (“precious metal purchase agreements”), relating to 23 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.   During the three months ended September 30, 2013, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.13 and $386, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

The consolidated financial statements of the Company for the three and nine months ended September 30, 2013 were authorized for issue in accordance with a resolution of the Board of Directors dated November 8, 2013.

2.	Significant Accounting Policies

2.1.	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value as at the relevant balance sheet date.  The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted.  References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the IASB and have been prepared using the same accounting policies and methods of application as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2012 and were consistently applied to all the periods presented unless otherwise stated below.  These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2013 and the results of operations and cash flows for all periods presented have been made.  The interim results are not necessarily indicative of results for a full year.

2.2.	Changes in Accounting Policies

Accounting Policies Implemented Effective January 1, 2013

IAS 1 - Presentation of Financial Statements (amended 2011)

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

SILVER WHEATON 2013 THIRD QUARTER REPORT [42]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements to replace IAS 27 - Consolidated and Separate Financial Statements and SIC 12 - Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present.  The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

IFRS 11 - Joint Arrangements (“IFRS 11”)

In May 2011, the IASB issued IFRS 11 - Joint Arrangements to replace IAS 31 - Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties to the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

In May 2011, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates and the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

IFRS 13 - Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application.  The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. The adoption of this new standard did not result in a material impact on the Company’s consolidated financial statements.

2.3.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2014:

•	IAS 32 – Financial Instruments: Presentation (amended 2011)

Standards required with effective date to be determined:

•	IFRS 9 (2010) – Financial Instruments (amended 2010): The IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined.

The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010.  Early adoption of the above standards is permitted.

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.

SILVER WHEATON 2013 THIRD QUARTER REPORT [43]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

3.1.	Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $4.3 billion at September 30, 2013.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

3.2.	Depletion

The Company’s silver and gold interests are separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation.  These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used.  Changes to depletion rates are accounted for prospectively.

3.3.	Impairment of Assets

The Company assesses each silver and gold interest each reporting period to determine whether any indication of impairment exists. The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

3.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”).  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 12.2, 12.3 and 13.1, respectively.

3.5.	Provisionally Priced Concentrate Sales

As discussed in Note 4, the Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes and adjusted to fair value through revenue each reporting period, until the date of final settlement.  The calculation of the fair value of the embedded derivative requires the use of estimates and assumptions related to the future price of silver and/or gold.

SILVER WHEATON 2013 THIRD QUARTER REPORT [44]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

3.6.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (“CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the Management's Discussion and Analysis (“MD&A”) for material risks, assumptions and important disclosure associated with this information.

Critical Accounting Judgments

3.7.	Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The Company’s revenue is denominated in US dollars;

•	The Company’s cash cost of sales is denominated in US dollars;

•	The majority of the Company’s cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.8.	Income Taxes

The interpretation and application of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In assessing the probability of realizing deferred income tax assets, management makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences.  Estimates of future taxable income are based on forecasted cash flows.

Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2013 THIRD QUARTER REPORT [45]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

4.	Revenue

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2013	2012	2013	2012
Sales
Silver bullion sales
Silver credit sales	$85,428	$112,467	$322,435	$421,001
Concentrate sales	34,827	36,619	94,603	118,941
	$120,255	$149,086	$417,038	$539,942
Gold bullion sales
Gold credit sales	$39,206	$-	$99,450	$-
Concentrate sales	6,944	12,187	22,568	22,377
	$46,150	$12,187	$122,018	$22,377
Total sales revenue	$166,405	$161,273	$539,056	$562,319

Silver and Gold Credit Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at September 30, 2013 or September 30, 2012.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Concentrate Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At September 30, 2013, the Company had outstanding provisionally priced sales of $14.1 million (December 31, 2012 - $12.7 million) where the quotational period pricing was estimated based on the forward price for silver and gold.  These sales consisted of 0.5 million ounces of silver and 2,300 ounces of gold (December 31, 2012 - 0.4 million ounces of silver) which had a fair value loss adjustment of approximately $1.0 million (December 31, 2012 - $1.1 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $4,800 and for each one dollar per ounce increase or decrease in the realized gold price, revenue would increase or decrease by approximately  $2,300 (December 31, 2012 - $3,800).

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2013 THIRD QUARTER REPORT [46]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

5.	General and Administrative

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2013	2012	2013	2012
Salaries and benefits
Salaries and benefits, excluding PSUs		$2,700	$2,280	$8,596	$6,511
PSUs	13.1	1,330	831	1,449	1,213
Total salaries and benefits		$4,030	$3,111	$10,045	$7,724
Depreciation		64	59	168	179
Charitable donations		1,068	29	2,629	1,207
Professional fees		267	336	3,288	2,140
Other		1,693	1,706	5,916	5,581
Cash settled general and administrative		$7,122	$5,241	$22,046	$16,831
Equity settled stock based compensation (a non-cash expense)		2,268	1,521	6,113	4,849
Total general and administrative		$9,390	$6,762	$28,159	$21,680

6.	Other Expense (Income)

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2013	2012	2013	2012
Dividend income		$(57)	$(23)	$(170)	$(57)
Interest income		(7)	(344)	(188)	(984)
Stand-by fees		890	214	3,694	683
(Gain) loss on long-term investments - share purchase warrants held	8	-	(1,539)	2,694	(1,937)
Credit facility origination fees re Bridge Facility	10	-	-	4,490	-
Other		32	46	109	143
Total other expense (income)		$858	$(1,646)	$10,629	$(2,152)

Credit facility origination fees re Bridge Facility

As further explained in Note 10, on February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5 year term; and (ii) a $1.5 billion bridge financing facility having a 1 year term (the “Bridge Facility”).  The Company paid upfront costs of $11.7 million in connection with these new facilities which have been recorded under Other assets and which are being amortized over the life of the respective credit facilities.  On May 28, 2013, the Bridge Facility was terminated, with the remaining unamortized upfront costs of $4.5 million associated with this credit facility being fully expensed on that date.

SILVER WHEATON 2013 THIRD QUARTER REPORT [47]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

7.	Accounts Receivable

		September 30	December 31
(in thousands)	Note	2013	2012
Trade receivables from provisional concentrate sales, net of fair value adjustment	4	$3,964	$5,909
Other receivables		1,840	288
Total accounts receivable		$5,804	$6,197

8.	Long-Term Investments

	September 30	December 31
(in thousands)	2013	2012
Common shares held	$58,643	$118,683
Warrants held	-	2,694
	$58,643	$121,377

Common Shares Held

	Sep 30, 2013	Three Months Ended Sep 30, 2013	Nine Months Ended Sep 30, 2013	Dec 31, 2012
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Fair Value
Bear Creek	$ 29,921	$ 8,470	$ (14,209)	$ 44,130
Revett	6,013	2,493	(8,811)	14,824
Sabina	10,011	(897)	(21,153)	31,164
Other	12,698	268	(15,867)	28,565
	$ 58,643	$ 10,334	$ (60,040)	$ 118,683

SILVER WHEATON 2013 THIRD QUARTER REPORT [48]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

	Sep 30, 2012	Three Months Ended Sep 30, 2012	Nine Months Ended Sep 30, 2012
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI
Bear Creek	$ 50,026	$ 12,931	$ 3,855
Revett	18,915	1,591	(5,656)
Sabina	39,012	16,166	(5,165)
Other	38,804	11,359	3,906
	$ 146,757	$ 42,047	$ (3,060)

Warrants Held

	Sep 30, 2013	Three Months Ended Sep 30, 2013	Nine Months Ended Sep 30, 2013	Dec 31, 2012
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings		Fair Value
Warrants held	$ -	$ -	$ (2,694)	$ 2,694

	Sep 30, 2012	Three Months Ended Sep 30, 2012	Nine Months Ended Sep 30, 2012
(in thousands)	Fair Value	Fair Value Adjustment Gains Included in Net Earnings
Warrants held	$ 4,135	$ 1,539	$ 1,937

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that do not have a quoted market price have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

During the nine months ended September 30, 2013, the value of the Company’s LTI’s decreased by $60.0 million.  As a result of this decrease, the deferred tax liability attributable to the LTI’s was reduced and during the nine months ended September 30, 2013, the Company recorded a deferred income tax recovery in OCI of $1.8 million.  The reduction in the deferred tax liability attributable to the LTI’s resulted in the reversal of previously recognized deferred income tax assets which increased the deferred income tax expense reflected in net earnings.

SILVER WHEATON 2013 THIRD QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

9.	Silver and Gold Interests

September 30, 2013
Cost				Accumulated Depletion			Carrying Amount Sep 30, 2013
(in thousands)	Balance Jan 1, 2013	Additions	Balance Sep 30, 2013	Balance Jan 1, 2013	Depletion	Balance Sep 30, 2013
Silver interests
San Dimas	$190,331	$-	$190,331	$(27,395)	$(3,756)	$(31,151)	$159,180
Yauliyacu	285,292	-	285,292	(69,997)	(4,144)	(74,141)	211,151
Peñasquito	524,626	-	524,626	(37,354)	(10,799)	(48,153)	476,473
Barrick 1	631,223	7,503	638,726	(33,487)	(5,246)	(38,733)	599,993
Other 2	563,114	126,322	689,436	(108,437)	(24,775)	(133,212)	556,224
	$2,194,586	$133,825	$2,328,411	$(276,670)	$(48,720)	$(325,390)	$2,003,021
Gold interests
Minto	$47,774	$-	$47,774	$(17,188)	$(2,146)	$(19,334)	$28,440
777	354,454	5	354,459	(21,722)	(39,974)	(61,696)	292,763
Sudbury	-	623,867	623,867	-	(8,978)	(8,978)	614,889
Salobo	-	1,330,347	1,330,347	-	(4,621)	(4,621)	1,325,726
	$402,228	$1,954,219	$2,356,447	$(38,910)	$(55,719)	$(94,629)	$2,261,818
	$2,596,814	$2,088,044	$4,684,858	$(315,580)	$(104,439)	$(420,019)	$4,264,839

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)
Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata and Constancia silver interests and the Rosemont silver and gold interest.

December 31, 2012
Cost				Accumulated Depletion			Carrying Amount Dec 31, 2012
(in thousands)	Balance Jan 1, 2012	Additions	Balance Dec 31, 2012	Balance Jan 1, 2012	Depletion	Balance Dec 31, 2012
Silver interests
San Dimas	$190,331	$-	$190,331	$(22,804)	$(4,591)	$(27,395)	$162,936
Yauliyacu	285,292	-	285,292	(55,280)	(14,717)	(69,997)	215,295
Peñasquito	524,626	-	524,626	(19,653)	(17,701)	(37,354)	487,272
Barrick 1	623,809	7,414	631,223	(22,724)	(10,763)	(33,487)	597,736
Other 2	414,245	148,869	563,114	(79,775)	(28,662)	(108,437)	454,677
	$2,038,303	$156,283	$2,194,586	$(200,236)	$(76,434)	$(276,670)	$1,917,916
Gold interests
Minto	$47,774	$-	$47,774	$(14,115)	$(3,073)	$(17,188)	$30,586
777	-	354,454	354,454	-	(21,722)	(21,722)	332,732
	$47,774	$354,454	$402,228	$(14,115)	$(24,795)	$(38,910)	$363,318
	$2,086,077	$510,737	$2,596,814	$(214,351)	$(101,229)	$(315,580)	$2,281,234

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)
Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel and Loma de La Plata silver interests and the Rosemont silver and gold interest.

SILVER WHEATON 2013 THIRD QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2013			December 31, 2012
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total
Silver interests
San Dimas	$28,531	$130,649	$159,180	$22,127	$140,809	$162,936
Yauliyacu	49,102	162,049	211,151	24,722	190,573	215,295
Peñasquito	412,604	63,869	476,473	380,145	107,127	487,272
Barrick 1, 2	11,671	588,322	599,993	13,422	584,314	597,736
Other 3	216,210	340,014	556,224	222,928	231,749	454,677
	$718,118	$1,284,903	$2,003,021	$663,344	$1,254,572	$1,917,916
Gold interests
Minto	$20,782	$7,658	$28,440	$22,281	$8,305	$30,586
777	244,661	48,102	292,763	281,344	51,388	332,732
Sudbury	426,947	187,942	614,889	-	-	-
Salobo	974,748	350,978	1,325,726	-	-	-
	$1,667,138	$594,680	$2,261,818	$303,625	$59,693	$363,318
	$2,385,256	$1,879,583	$4,264,839	$966,969	$1,314,265	$2,281,234

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)
Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata and Constancia silver interests and the Rosemont silver and gold interest.

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  Silver Wheaton made a total upfront cash payment of $1.33 billion on March 12, 2013 and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of gold delivered.

Vale is in the process of expanding the mill throughput at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa. If the expansion to 24 Mtpa is not completed by December 31, 2016, Silver Wheaton would be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production. If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

SILVER WHEATON 2013 THIRD QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

The cost of the gold interest acquired is comprised of the following:

(in thousands)
Cost:

Cash	$1,330,000
Acquisition costs	347
$1,330,347

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project for a period of 20 years.  Silver Wheaton made a total upfront cash payment on March 12, 2013 of $570 million plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65 per warrant, with a term of 10 years (Note 12.1).  In addition, Silver Wheaton will make ongoing payments of the lesser of $400 per ounce of gold or the prevailing market price per ounce of gold delivered.

The cost of the gold interest acquired is comprised of the following:

(in thousands)
Cost:

Cash	$570,000
Warrants issued ¹	53,572
Acquisition costs	295
$623,867

1)
The warrants issued have been valued using a Black-Scholes option pricing model with the following assumptions: (i) expected life – 10 years; (ii) expected annual volatility – 30%; (iii) risk free interest rate -1.91%; and (iv) expected dividend yield – 1.2%.

10.	Bank Debt

On February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5 year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a 1 year term (the “Bridge Facility”).  The Revolving Facility and Bridge Facility replaced the $400 million revolving term loan and the $200 million non-revolving term loan (the “Term Loan”), with the Company repaying the $50.1 million outstanding balance on the Term Loan during the three months ended March 31, 2013.  The Company paid upfront costs of $11.7 million in connection with these new facilities which have been recorded as an asset under the classification Other and will be expensed over the life of the respective credit facility.

On March 11, 2013, the Company made a drawdown on the Bridge Facility of $1.09 billion to partially fund the upfront cash payment on the acquisition of the Sudbury and Salobo gold interests (Note 9).  On April 8, 2013, the Company elected to reduce the amount available under the Bridge Facility to the then outstanding balance of $1.09 billion.  On April 29, 2013, the Company made a drawdown of $500 million under the Revolving Facility, using the proceeds to partially repay the amounts outstanding under the Bridge Facility, with a further repayment of $30 million being made under the Bridge Facility on May 10, 2013.

On May 28, 2013, the Company entered into a $1 billion non-revolving term loan ("NRT Loan") with a 3-year term, extendable by 1 year with the unanimous consent of lenders. The $1 billion proceeds were used to repay the remaining outstanding balance of $560 million under the Bridge Facility and $440 million of the balance outstanding under the Revolving Facility. The Bridge Facility was terminated following the repayment of the outstanding balance.

SILVER WHEATON 2013 THIRD QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

The NRT Loan has been presented net of unamortized transaction costs in the amount of $2.0 million.  The transaction costs will be amortized as a component of interest over the life of the facility.

The Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

Amounts drawn under the Bridge Facility incurred interest at LIBOR plus 1.70%.  A funding fee of 0.25% was applicable to any amounts outstanding under the Bridge Facility at April 30, 2013.

At the Company’s option, amounts drawn under the Revolving Facility and the NRT Loan incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%.   Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio.

Under the new credit facilities, the Company is required to maintain a leverage ratio less than or equal to 3.5:1 (4.5:1 during the six month period following any acquisition greater than $400 million) and a tangible net worth greater than 80% of the tangible net worth at September 30, 2012 plus 50% of the positive net earnings for each fiscal quarter thereafter.

The Company is in compliance with the debt covenants described above.

	September 30, 2013
(in thousands)	Term Loan	NRT Loan	Revolving Facility	Bridge Facility		Total

Current portion	$-	$-	$-		$-	$-
Long-term portion	-	1,000,000	42,000		-	1,042,000
Gross bank debt outstanding	$-	$1,000,000	$42,000		$-	$1,042,000
Less: unamortized debt issue costs¹	-	(2,049)	-		-	(2,049)
Net bank debt outstanding	$-	$997,951	$42,000		$-	$1,039,951
Three months:
Interest capitalized during the period	$-	$3,189	$-		$-	$3,189
Interest expensed during the period	-	1,191	462		-	1,653
Total interest incurred during the period	$-	$4,380²	$462³	$		$4,842
Effective interest rate	n/a	1.71%	1.74%		n/a	1.72%
Nine months:
Interest capitalized during the period	$75	$4,161	$41		$4,425	$8,702
Interest expensed during the period	-	1,793	1,347		1,718	4,858
Total interest incurred during the period	$75	$5,954²	$1,388³		$6,143⁴	$13,560
Effective interest rate	1.11%	1.71%	1.88%		3.16%	2.18%

1)
In addition to the $2.0 million unamortized debt issue costs associated with the NRT Loan, there is $4.5 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as an asset under the classification Other.

2)	Interest costs incurred under the NRT Loan during the three and nine months ended September 30, 2013 includes the amortization of debt issue costs in the amount of $194,000 and $262,000, respectively.
3)
Interest costs incurred under the Revolving Facility during the three and nine months ended September 30, 2013 includes the amortization of debt issue costs in the amount of $27,000 and $74,000, respectively.

4)
Interest costs incurred under the Bridge Facility during nine months ended September 30, 2013 includes the amortization of debt issue costs in the amount of $973,000, in addition to a funding fee of $1.5 million, with the latter representing 0.25% of the outstanding amount under the Bridge Facility at April 30, 2013.

SILVER WHEATON 2013 THIRD QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

	December 31, 2012
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	21,500	-	21,500
	$50,060	$-	$50,060

Three months:
Interest capitalized during period	$168	$-	$168
Effective interest rate	1.12%	n/a	1.12%
Nine months:
Interest capitalized during period	$567	$-	$567
Effective interest rate	1.13%	n/a	1.13%

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

The required principal payments under the NRT Loan and the Revolving Facility over the remaining terms are as follows:

Fiscal Year	NRT Loan (000's)	Revolving Facility (000's)	Total (000's)

2013	$-	$-	$-
2014	-	-	-
2015	-	-	-
2016	1,000,000	-	1,000,000
2017	-	-	-
2018	-	42,000	42,000
	$1,000,000	$42,000	$1,042,000

SILVER WHEATON 2013 THIRD QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

11.	Issued Capital

		September 30	December 31
US dollars in thousands)	Note	2013	2012
Issued capital
Share capital issued and outstanding: 357,387,478 common shares (December 31, 2012: 354,375,852 common shares)	11.1	$1,879,386	$1,811,577

11.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at September 30, 2013, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2012 to September 30, 2013 is presented below:

	Number of Shares	Weighted Average Price
At January 1, 2012	353,499,816
Share purchase options exercised	313,233	Cdn$13.26
Share purchase warrants exercised	497	US$20.00
Restricted share units released	57,774	$0.00
At June 30, 2012	353,871,320
Share purchase options exercised	307,666	Cdn$17.16
Restricted share units released	2,733	$0.00
At September 30, 2012	354,181,719
Share purchase options exercised	100,733	Cdn$15.04
Share purchase warrants exercised	93,400	US$20.00
Restricted share units released	-	$0.00
At December 31, 2012	354,375,852
Share purchase options exercised	376,500	Cdn$16.05
Share purchase warrants exercised	149,101	US$20.00
Restricted share units released	18,999	$0.00
At June 30, 2013	354,920,452
Share purchase options exercised	29,333	Cdn$13.05
Share purchase warrants exercised	2,437,693	US$20.00
At September 30, 2013	357,387,478

11.2.	Dividends Declared

During the three months ended September 30, 2013, the Company declared dividends to its shareholders in the amount of $0.10 per common share for total dividends of $35.6 million (nine months - $0.36 per common share for total dividends of $127.8 million).  For the comparable period in 2012, the Company declared and paid to its shareholders dividends of $0.10 per common share for total dividends of $35.4 million (nine months - $0.28 per common share for total dividends of $99.0 million).

SILVER WHEATON 2013 THIRD QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

12.	Reserves

	Note	September 30	December 31
(in thousands)		2013	2012
Reserves
Share purchase warrants	12.1	$53,717	$7,201
Share purchase options	12.2	17,441	14,050
Restricted share units	12.3	2,580	2,553
Long-term investment revaluation reserve, net of tax	12.4	(83,770)	(25,514)
Total reserves		$(10,032)	$(1,710)

12.1. Share Purchase Warrants

A continuity schedule of the Company’s share purchase warrants (“warrants”) from January 1, 2012 to September 30, 2013 is presented below:

	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
At January 1, 2012	2,713,237	$20.00	1.00	$7,457
Exercised	(497)	20.00	1.00	(1)
At June 30, 2012	2,712,740	$20.00	1.00	$7,456
Exercised	(93,400)	20.00	1.00	(255)
At December 31, 2012	2,619,340	$20.00	1.00	$7,201
Issued	10,000,000	65.00	1.00	53,572
Exercised	(149,101)	20.00	1.00	(407)
At June 30, 2013	12,470,239	$56.09	1.00	$60,366
Exercised	(2,437,693)	20.00	1.00	(6,649)
Expired	(32,546)	20.00	1.00	-
At September 30, 2013	10,000,000	$65.00	1.00	$53,717

The warrants with an exercise price of $20.00, which traded on the TSX under the symbol SLW.WT.U, expired on September 5, 2013.

In connection with the Company’s acquisition of the Sudbury gold purchase agreement (Note 9), during the three months ended March 31, 2013, the Company issued to Vale warrants to purchase 10 million shares of Silver Wheaton common stock at an exercise price of $65 per warrant, with a term of 10 years.   The warrants were valued using a Black-Scholes option pricing model.

Each warrant entitles the holder the right to purchase one of the Company’s common shares.

12.2. Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

SILVER WHEATON 2013 THIRD QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

Each share purchase option converts into one ordinary share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30-month historic average share price volatility.  The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$25.72	Cdn$28.51	Cdn$31.29	Cdn$32.13
Expected dividend yield	1.20%	1.46%	1.12%	1.20%
Expected volatility	40%	45%	40%	45%
Risk-free interest rate	1.32%	1.02%	1.07%	1.20%
Expected option life, in years	2.5	2.5	2.5	2.5
Weighted average fair value per option granted	Cdn$6.19	Cdn$7.49	Cdn$7.50	Cdn$8.62

A continuity schedule of the Company’s share purchase options reserve from January 1, 2012 to September 30, 2013 is presented below:

(in thousands)	Share Purchase Options Reserve
At January 1, 2012	$ 12,314
Amortization of fair value of share purchase options issued	2,512
Share purchase options exercised	(1,324)
At June 30, 2012	$ 13,502
Amortization of fair value of share purchase options issued	1,314
Share purchase options exercised	(1,616)
At September 30, 2012	$ 13,200
Amortization of fair value of share purchase options issued	1,365
Share purchase options exercised	(515)
At December 31, 2012	$ 14,050
Amortization of fair value of share purchase options issued	3,408
Share purchase options exercised	(1,912)
At June 30, 2013	$ 15,546
Amortization of fair value of share purchase options issued	2,023
Share purchase options exercised	(128)
At September 30, 2013	$ 17,441

During the three months ended September 30, 2013, the Company issued 20,000 share purchase options with a weighted average exercise price of Cdn$25.72 and a fair value of $0.1 million or Cdn$6.19 per option (nine months - 1,213,000 share purchase options with a weighted average exercise price of Cdn$31.29 per option and a fair value of $8.9 million, or Cdn$7.50 per option).

SILVER WHEATON 2013 THIRD QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

For the comparable period in 2012, the Company issued 95,000 share purchase options with a weighted average exercise price of Cdn$28.51 and a fair value of $0.7 million or Cdn$7.49 per option (nine months - 571,000 share purchase options with a weighted average exercise price of Cdn$32.13 per option and a fair value of $4.9 million, or Cdn$8.62 per option).

Equity settled stock based compensation expense during the three and nine months ended September 30, 2013 included $2.0 million and $5.4 million, respectively, of amortization of the fair value of the share purchase options issued, compared to $1.3 million and $3.8 during the comparable periods in 2012.

At September 30, 2013, there were 3,039,062 share purchase options outstanding with a weighted average exercise price of Cdn$27.28 per option.  For the comparable period in 2012, there were 2,412,428 share purchase options outstanding with a weighted average exercise price of Cdn$23.44 per option.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2012 to September 30, 2013 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2012	2,561,127	$19.60
Granted (fair value - $4.2 million or Cdn$8.85 per option)	476,000	32.85
Exercised	(313,233)	13.26
Forfeited	(32,500)	36.75
At June 30, 2012	2,691,394	$22.84
Granted (fair value - $0.7 million or Cdn$7.49 per option)	95,000	28.51
Exercised	(307,666)	17.16
Forfeited	(66,300)	35.27
At September 30, 2012	2,412,428	$23.44
Granted (fair value - $0.2 million or Cdn$9.83 per option)	20,000	29.97
Exercised	(100,733)	15.04
At December 31, 2012	2,331,695	$23.91
Granted (fair value - $8.8 million or Cdn$7.52 per option)	1,193,000	31.88
Exercised	(376,500)	16.05
Forfeited	(7,800)	35.85
At June 30, 2013	3,140,395	$27.71
Granted (fair value - $0.1 million or Cdn$6.19 per option)	20,000	25.72
Exercised	(29,333)	13.05
Forfeited	(92,000)	41.58
At September 30, 2013	3,039,062	$27.28

As it relates to share purchase options, during the three months ended September 30, 2013, the weighted average share price at the time of exercise was Cdn$26.48 per share (nine months - Cdn$28.52 per share), as compared to Cdn$37.87 per share (nine months - Cdn$33.58 per share) during the comparable period in 2012.

12.3. Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

SILVER WHEATON 2013 THIRD QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.  This cash payment is reflected as a component of net earnings under the classification General and Administrative.

A continuity schedule of the Company’s restricted share units reserve from January 1, 2012 to September 30, 2013 is presented below:

(in thousands)	Restricted Share Units Reserve
At January 1, 2012	$2,510
Amortization of fair value of RSUs issued	816
Restricted share units released	(1,143)
At June 30, 2012	$2,183
Amortization of fair value of RSUs issued	207
Restricted share units released	(43)
At September 30, 2012	$2,347
Amortization of fair value of RSUs issued	206
At December 31, 2012	$2,553
Amortization of fair value of RSUs issued	437
Restricted share units released	(655)
At June 30, 2013	$2,335
Amortization of fair value of RSUs issued	245
At September 30, 2013	$2,580

During the three months ended September 30, 2013, no RSUs were issued by the Company (nine months - 33,500 RSUs with a fair value of $1.0 million or Cdn$31.88 per RSU).  For the same period in 2012, no RSUs were issued by the Company (nine months - 33,500 RSUs with a fair value of $1.1 million or Cdn$33.71 per RSU).

Equity settled stock based compensation expense during the three and nine months ended September 30, 2013 included $0.3 million and $0.7 million, respectively, of amortization of the fair value of RSUs issued, compared to $0.2 million and $1.0 million during the comparable periods in 2012.

At September 30, 2013, there were 144,692 RSUs outstanding. For the comparable period in 2012, there were 130,191 RSUs outstanding.

12.4. Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 8) are held for long-term strategic purposes and not for trading purposes.  Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.  As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$ / US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred tax liability.  To the extent that the value of the long-term investment subsequently declines, the deferred tax liability is reduced.  However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

SILVER WHEATON 2013 THIRD QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2012 to September 30, 2013 is presented below:

	Change in Fair Value due to:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2012	$ (14,862)	$ 21,726	$ (3,723)	$ 3,141
Unrealized (loss) gain on LTI's 1	(46,285)	1,180	-	(45,105)
Deferred income tax recovery	-	-	3,203	3,203
At June 30, 2012	$ (61,147)	$ 22,906	$ (520)	$ (38,761)
Unrealized (loss) gain on LTI's 1	37,944	4,102	-	42,046
Deferred income tax recovery	-	-	(2,491)	(2,491)
At September 30, 2012	$ (23,203)	$ 27,008	$ (3,011)	$ 794
Unrealized (loss) gain on LTI's 1	(26,465)	(1,610)	-	(28,075)
Deferred income tax recovery	-	-	1,767	1,767
At December 31, 2012	$ (49,668)	$ 25,398	$ (1,244)	$ (25,514)
Unrealized loss on LTI's 1	(66,695)	(3,679)	-	(70,374)
Deferred income tax recovery	-	-	1,784	1,784
At June 30, 2013	$(116,363)	$ 21,719	$ 540	$ (94,104)
Unrealized gain on LTI's 1	9,068	1,266	-	10,334
At September 30, 2013	$(107,295)	$ 22,985	$ 540	$ (83,770)

1)	LTI’s refers to long-term investments in common shares held.

13.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 12.2), restricted share units (Note 12.3) and performance share units (Note 13.1).  The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

13.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended September 30, 2013, the Company issued 3,000 PSUs (nine months - 163,000 PSUs).  For the comparable period of 2012, the Company issued 4,000 PSUs (nine months - 76,700 PSUs).

SILVER WHEATON 2013 THIRD QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

General and administrative expense during the three months ended September 30, 2013 included a $1.3 million accrual (nine months - $1.4 million) related to the anticipated fair value of the PSUs issued using a performance factor ranging from 132% to 167%, compared to a $0.8 million accrual (nine months - $1.2 million) during the comparable period in 2012 using a performance factor ranging from 117% to 150%.

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2012 to September 30, 2013 is presented below:

Number of PSUs outstanding
At January 1, 2012	41,913
Granted	72,700
Forfeited	(2,513)
Dividend equivalent participation	676
At June 30, 2012	112,776
Granted	4,000
Forfeited	(8,261)
Dividend equivalent participation	284
At September 30, 2012	108,799
Dividend equivalent participation	212
At December 31, 2012	109,011
Granted	160,000
Dividend equivalent participation	2,717
At June 30, 2013	271,728
Granted	3,000
Dividend equivalent participation	979
At September 30, 2013	275,707

14.	Earnings Per Share (“EPS”) and Diluted Earnings Per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2013	2012	2013	2012
Basic weighted average number of shares outstanding	355,707	353,927	354,981	353,730
Effect of dilutive securities
Share purchase options	389	870	506	952
Share purchase warrants	316	999	612	987
Restricted share units	145	132	140	142
Diluted weighted average number of shares outstanding	356,557	355,928	356,239	355,811

SILVER WHEATON 2013 THIRD QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$24.72 (nine months - Cdn$27.63), compared to Cdn$31.65 (nine months - Cdn$31.44) for the comparable period in 2012.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2013	2012	2013	2012
Share purchase options	2,128	792	2,108	792
Share purchase warrants	10,000	-	10,000	-
Total	12,128	792	12,108	792

15.	Supplemental Cash Flow Information

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2013	2012	2013	2012
Change in non-cash working capital
Accounts receivable	$(2,940)	$(3,360)	$363	$(5,397)
Accounts payable and accrued liabilities	(332)	(4,370)	(928)	(924)
Other	750	1,006	(339)	(8)
Total change in non-cash working capital	$(2,522)	$(6,724)	$(904)	$(6,329)

	September 30	December 31
(in thousands)	2013	2012
Cash and cash equivalents comprised of:
Cash	$61,956	$375,262
Cash equivalents	-	402,954
Total cash and cash equivalents	$61,956	$778,216

Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

SILVER WHEATON 2013 THIRD QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

16.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2013	2012	2013	2012
Current income tax expense related to foreign jurisdictions	$40	$152	$114	$684
Deferred income tax expense
Origination and reversal of temporary differences	$1,585	$2,852	$5,336	$5,214
Write down (reversal of write down) of previously recognized temporary differences	(12)	(2,491)	2,106	713
	$1,573	$361	$7,442	$5,927
Income tax expense recognized in net earnings	$1,613	$513	$7,556	$6,611

Income tax recognized in OCI is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2013	2012	2013	2012
Deferred income tax recovery related to the losses on long-term investments - common shares held	$-	$2,491	$(1,784)	$(713)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2013	2012	2013	2012
Earnings before income taxes	$78,670	$120,210	$289,151	$414,903
Canadian federal and provincial income tax rates¹	25.75%	25.00%	25.75%	25.00%
Income tax expense based on above rates	$20,257	$30,053	$74,456	$103,726
Non-deductible (non taxable) portion of capital gains, net of capital losses	-	(192)	347	(242)
Non-deductible stock based compensation and other	598	383	1,886	1,221
Differences in tax rates in foreign jurisdictions	(19,251)	(27,046)	(71,677)	(98,564)
Impact of tax rate changes	20	-	352	-
Change in unrecognized temporary differences	(11)	(2,685)	2,192	470
Income tax expense	$1,613	$513	$7,556	$6,611

1)	The BC corporate tax rate increased from 10% to 11% on April 1, 2013, resulting in an increase in the Company’s statutory tax rate from 25% to 25.75% for 2013.

SILVER WHEATON 2013 THIRD QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

The majority of the Company’s income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiaries SW Caymans and, prior to the current year, SST Barbados.  SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of 0% and SST Barbados operated in Barbados and was subject to a statutory tax rate of between 0.5% and 2.5%.

The movement in deferred tax assets and liabilities for the nine months ended September 30, 2013 and the year ended December 31, 2012 is shown below:

	Nine Months Ended September 30, 2013
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Recognized deferred tax assets and liabilities
Deferred tax assets
Non-capital losses	$9,419	$1,205	$-	$-	$10,624
Financing fees	1,279	870	-	-	2,149
Capital losses	2,304	(2,304)	-	-	-
Other	669	850	-	-	1,519
Deferred tax liabilities
Interest capitalized for accounting	(9,949)	(2,437)	-	-	(12,386)
Foreign exchange on debt	(268)	268	-	-	-
Long-term investments	(2,036)	252	1,784	-	-
Silver and gold interests	(10,668)	(6,100)	-	-	(16,768)
Other	-	(46)	-	-	(46)
Total	$(9,250)	$(7,442)	$1,784	$-	$(14,908)

	Year Ended December 31, 2012
Recognized deferred tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Deferred tax assets
Non-capital losses	$12,738	$(3,319)	$-	$-	$9,419
Financing fees	2,695	(1,416)	-	-	1,279
Capital losses	4,846	(2,542)	-	-	2,304
Other	290	379	-	-	669
Deferred tax liabilities
Interest capitalized for accounting	(10,129)	180	-	-	(9,949)
Foreign exchange on debt	(421)	153	-	-	(268)
Long-term investments	(4,425)	(90)	2,479	-	(2,036)
Silver and gold interests	(3,293)	(7,375)	-	-	(10,668)
Total	$2,301	$(14,030)	$2,479	$-	$(9,250)

SILVER WHEATON 2013 THIRD QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

The recognized deferred tax assets and liabilities are offset on the balance sheet.  Deferred tax assets in Canada not recognized are shown below:

	September 30	December 31
	2013	2012
Capital losses	$8,747	$6,386
Unrealized losses on long-term investments	11,978	5,712
Total	$20,725	$12,098

SILVER WHEATON 2013 THIRD QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

17.	Commitments and Contingencies

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.16	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% 4	-	$4.12	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$4.02	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.98	$306	Life of Mine	20-Nov-08
777	100%	100%/50% 6	$5.90	$400	Life of Mine	8-Aug-12
Salobo	-	25%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	-	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	6 years 7	8-Sep-09
Pierina	100%	-	$3.90	n/a	6 years 7	8-Sep-09
Veladero	100% 8	-	$3.90	n/a	6 years 7	8-Sep-09
Other
Los Filos 3	100%	-	$4.17	n/a	25 years	15-Oct-04
Zinkgruvan	100%	-	$4.18	n/a	Life of Mine	8-Dec-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.94	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$4.06	n/a	50 years	5-Jun-07
Cozamin	100%	-	$4.16	n/a	10 years	4-Apr-07
Stratoni	100%	-	$4.06	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.98	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$4.02	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 9
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Constancia	100%	50% 10	$5.90	$400	Life of Mine	8-Aug-12

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2013, representing the seven year anniversary, was 15.2 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

7)	The Company is committed to purchase silver production from the currently producing mines until December 31, 2016.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
9)	Terms of the agreement not yet finalized.
10)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

SILVER WHEATON 2013 THIRD QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2013	2014 - 2016	2017 - 2018	After 2018	Sub-Total		Total
Bank debt ¹	$-	$1,000,000	$42,000	$-	$1,042,000	$-	$1,042,000
Interest ²	3,790	41,012	1,189	-	45,991	-	45,991
Silver and gold interest payments ³
Rosemont	-	-	-	-	-	230,000	230,000
Loma de La Plata	-	-	-	-	-	32,400	32,400
Constancia	-	-	-	-	-	260,000	260,000
Operating leases	126	3,055	2,104	6,486	11,771	-	11,771
Total contractual obligations	$3,916	$1,044,067	$45,293	$6,486	$1,099,762	$522,400	$1,622,162

1)	At September 30, 2013, the Company had $1.0 billion outstanding on the NRT Loan and $42 million outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see Salobo section, below).

Rosemont

In connection with the Rosemont precious metals purchase agreement, the Company is committed to pay Augusta Resource Corporation total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American Silver Corp. (“Pan American”) into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Constancia

In connection with the Constancia precious metal purchase agreement, the Company is committed to pay Hudbay additional payments of $125 million and $135 million to be made once capital expenditures of $1 billion and $1.35 billion, respectively, have been incurred at Constancia.  Silver Wheaton has the option to make the $135 million payment in either cash or Silver Wheaton shares, with the number of shares to be determined at the time the payment is made1.

Salobo

Vale is in the process of expanding the mill throughput capacity at the Salobo mine (Note 9) to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa. If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

1
If Silver Wheaton shares are used, the number of common shares will be calculated based on the volume weighted average trading price of the Company on the Toronto Stock Exchange for the ten consecutive trading days immediately prior to the date the consideration is payable.

SILVER WHEATON 2013 THIRD QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including a CRA Audit of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at November 8, 2013, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2013 THIRD QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

18.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended September 30, 2013
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$33,856	$6,495	$1,272	$26,089	$27,361	$159,180
Yauliyacu	260	53	75	132	207	211,151
Peñasquito	27,815	5,581	4,115	18,119	22,233	476,473
Barrick 2	10,250	1,744	1,480	7,026	5,541	599,993
Other 3	48,074	9,518	9,185	29,371	35,157	556,224
	$120,255	$23,391	$16,127	$80,737	$90,499	$2,003,021
Gold
Minto	$6,944	$1,618	$610	$4,716	$5,254	$28,440
777	22,040	6,789	13,604	1,647	15,252	292,763
Sudbury	8,636	2,613	5,418	605	6,023	1,325,726
Salobo	8,530	2,596	2,997	2,937	5,934	614,889
	$46,150	$13,616	$22,629	$9,905	$32,463	$2,261,818
Total silver and gold interests	$166,405	$37,007	$38,756	$90,642	$122,962	$4,264,839
Corporate
General and administrative				$(9,390)
Other				(4,195)
Total corporate				$(13,585)	$(4,290)	$133,606
Consolidated	$166,405	$37,007	$38,756	$77,057	$118,672	$4,398,445

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

SILVER WHEATON 2013 THIRD QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

Three Months Ended September 30, 2012
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$37,565	$4,855	$934	$31,776	$32,710	$164,227
Yauliyacu	5,378	751	923	3,704	2,181	220,799
Peñasquito	40,431	5,205	3,862	31,364	35,226	492,132
Barrick 2	15,752	2,058	2,290	11,404	13,425	601,187
Other 3	49,960	6,445	5,277	38,238	39,570	464,681
	$149,086	$19,314	$13,286	$116,486	$123,112	$1,943,026
Gold
Minto	12,187	2,092	1,178	8,917	8,930	31,418
777	-	-	-	-	-	354,364
	$12,187	$2,092	$1,178	$8,917	$8,930	$385,782
Total silver and gold interests	$161,273	$21,406	$14,464	$125,403	$132,042	$2,328,808
Corporate
General and administrative				$(6,762)
Other				1,056
Total corporate				$(5,706)	$(3,391)	$717,756
Consolidated	$161,273	$21,406	$14,464	$119,697	$128,651	$3,046,564

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

SILVER WHEATON 2013 THIRD QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

Nine Months Ended September 30, 2013
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$115,079	$19,074	$3,756	$92,249	$96,005	$159,180
Yauliyacu	18,372	2,965	4,144	11,263	15,407	211,151
Peñasquito	96,079	15,698	10,799	69,582	80,381	476,473
Barrick 2	48,205	6,864	5,246	36,095	42,706	599,993
Other 3	139,303	24,332	24,796	90,175	115,215	556,224
	$417,038	$68,933	$48,741	$299,364	$349,714	$2,003,021
Gold
Minto	22,568	$4,702	$2,146	$15,720	$17,731	$28,440
777	71,284	19,947	39,974	11,363	47,365	292,763
Sudbury	14,638	4,331	8,978	1,329	10,307	1,325,726
Salobo	13,528	4,001	4,621	4,906	9,527	614,889
	$122,018	$32,981	$55,719	$33,318	$84,930	$2,261,818
Total silver and gold interests	$539,056	$101,914	$104,460	$332,682	$434,644	$4,264,839
Corporate
General and administrative				$(28,159)
Other				(22,928)
Total corporate				$(51,087)	$(25,102)	$133,606
Consolidated	$539,056	$101,914	$104,460	$281,595	$409,542	$4,398,445

1)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

SILVER WHEATON 2013 THIRD QUARTER REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

Nine Months Ended September 30, 2012
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$129,825	$17,116	$3,300	$109,409	$112,709	$164,227
Yauliyacu	55,432	7,461	9,213	38,758	47,971	220,799
Peñasquito	132,387	17,309	12,841	102,237	115,078	492,132
Barrick 2	51,439	6,448	7,177	37,814	45,943	601,187
Other 3	170,859	22,228	18,489	130,142	142,367	464,681
	$539,942	$70,562	$51,020	$418,360	$464,068	$1,943,026
Gold
Minto	22,377	3,979	2,241	16,157	17,007	31,418
777	-	-	-	-	-	354,364
	$22,377	$3,979	$2,241	$16,157	$17,007	$385,782
Total silver and gold interests	$562,319	$74,541	$53,261	$434,517	$481,075	$2,328,808
Corporate
General and administrative				$(21,680)
Other				(4,545)
Total corporate				$(26,225)	$(15,697)	$717,756
Consolidated	$562,319	$74,541	$53,261	$408,292	$465,378	$3,046,564

1)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

SILVER WHEATON 2013 THIRD QUARTER REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

Geographic Segments

The Company’s geographical segments, which are based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Sales		Carrying Amount At September 30, 2013
(in thousands)	Three Months Ended Sep 30, 2013	Nine Months Ended Sep 30, 2013	Silver Interests	Gold Interests
North America
Canada	$44,480	$129,654	$141,686	$936,092
United States	1,320	8,007	38,088	-
Mexico	76,902	258,621	713,189	-
Europe
Greece	4,833	14,632	33,010	-
Portugal	4,329	14,329	30,807	-
Sweden	15,502	33,708	51,640	-
South America
Argentina / Chile 1	4,062	26,145	601,265	-
Brazil	8,530	13,528	-	1,325,726
Peru	6,447	40,432	393,336	-
Consolidated	$166,405	$539,056	$2,003,021	$2,261,818

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Sales		Carrying Amount At September 30, 2012
(in thousands)	Three Months Ended Sep 30, 2012	Nine Months Ended Sep 30, 2012	Silver Interests	Gold Interests
North America
Canada	$17,771	$38,252	$153,633	$385,782
United States	3,683	13,082	39,403	-
Mexico	93,240	322,453	744,921	-
Europe
Greece	6,894	19,846	38,692	-
Portugal	2,568	12,386	32,432	-
Sweden	15,986	49,429	54,968	-
South America
Argentina / Chile 1	9,426	24,727	599,168	-
Peru	11,705	82,144	279,809	-
Consolidated	$161,273	$562,319	$1,943,026	$385,782

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

SILVER WHEATON 2013 THIRD QUARTER REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

19.	Fair Value Measurements

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”).

Level 1 -  Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 -
Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	September 30, 2013
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$3,964	$-	$3,964	$-
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	(26)	-	(26)	-
Long-term investments - common shares held	58,643	58,643	-	-
Long-term investments - warrants held	-	-	-	-
	$62,581	$58,643	$3,938	$-

	December 31, 2012
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$5,909	$-	$5,909	$-
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	(634)	-	(634)	-
Long-term investments - common shares held	118,683	118,683	-	-
Long-term investments - warrants held	2,694	-	2,694	-
	$126,652	$118,683	$7,969	$-

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold until the date of final settlement (Note 4).  As such, these receivables are classified within Level 2 of the fair value hierarchy.

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

The fair value of the Company’s long-term investments in warrants held that do not have a quoted market price is determined by using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility, estimated forfeiture rate and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

SILVER WHEATON 2013 THIRD QUARTER REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2013 (US Dollars - Unaudited)

Cash and cash equivalents are reported at amortized cost.  Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity.  Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 10) is reported at amortized cost using the effective interest method.  The carrying value of the bank debt approximates its fair value.

20.	Subsequent Events

Declaration of Dividend

On November 8, 2013, the Board of Directors declared a dividend in the amount of $0.09 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters operating cash flow.  This dividend is payable to shareholders of record on November 27, 2013 and is expected to be distributed on or about December 11, 2013.

Amendment to Constancia Precious Metal Purchase Agreement

On November 4, 2013, the Company announced that it had amended its precious metal purchase agreement with Hudbay Minerals Inc. (“Hudbay”) to include the acquisition of an amount equal to 50%1 of the gold production from its Constancia project (“Constancia”) in Peru for the life of mine. Silver Wheaton will pay Hudbay a total upfront cash payment of $135 million for the gold interest, which will be due once $1.35 billion in capital expenditures have been incurred at Constancia. Silver Wheaton has the option to make the $135 million payment in either cash or Silver Wheaton shares, with the number of shares to be determined at the time the payment is made2.  In addition, Silver Wheaton will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of gold delivered. Silver Wheaton will be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018.

1	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
2
If Silver Wheaton shares are used, the number of common shares will be calculated based on the volume weighted average trading price of the Company on the Toronto Stock Exchange for the ten consecutive trading days immediately prior to the date the consideration is payable.

SILVER WHEATON 2013 THIRD QUARTER REPORT [75]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
Silver Wheaton Corp.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
Lawrence Bell
George Brack
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith
Randy Smallwood

OFFICERS
Randy Smallwood
President & Chief Executive Officer

Curt Bernardi
Senior Vice President,
Legal & Corporate Secretary

Gary Brown
Senior Vice President &
Chief Financial Officer

Haytham Hodaly
Senior Vice President,
Corporate Development

TRANSFER AGENT
CST Trust Company
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
Patrick Drouin
Vice President,
Investor Relations
T:      1 604 684 9648
TF:    1 800 380 8687
E:       info@silverwheaton.com

SILVER WHEATON CORP.
666 BURRARD STREET, SUITE 3150, VANCOUVER, BC V6C 2X8, CANADA
T: 1 604 684 9648    F: 1 604 684 3123    WWW.SILVERWHEATON.COM